Exhibit 99.2
West Fraser Timber Co. Ltd.

Notice of Annual General
Meeting of Shareholders

To Be Held April 23, 2025

Management Information Circular

Your Participation is Important
Please Take the Time to Vote

WHAT’S INSIDE
INVITATION TO SHAREHOLDERS 1
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS    1
MANAGEMENT INFORMATION CIRCULAR    1
DEFINITIONS    1
ADDITIONAL INFORMATION REGARDING THE MEETING    5
FREQUENTLY ASKED QUESTIONS    7
VOTING BY NON-REGISTERED SHAREHOLDERS    11
BUSINESS TO BE TRANSACTED AT THE MEETING    12
INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS    13
Board Renewal    26
Director Compensation    29
Voting Securities and Principal Shareholders    33
APPOINTMENT OF THE AUDITOR    34
ADVISORY RESOLUTION ON THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION (SAY ON PAY)    36
OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES    36
Governance Policy    36
Chair of the Board    36
Governance & Nominating Committee    37
Majority Voting Policy    37
Advance Notice Policy    38
Code of Conduct and Whistleblower Policy    38
Anti-Trust Policy    39
Supply Chain & Human Rights Policy and Supplier Code of Conduct    40
Anti-Bribery and Anti-Corruption Policy    40
Charters    40
Minimum Equity Holding    41
Mandate of the Board    42
ESG Oversight    43
Corporate Disclosure Policy    45
Audit Committee    46
Decisions Requiring Prior Approval by the Board    48
Shareholder Feedback and Concerns    48
Expectations of Management    49
Composition of the Board    49
Board Diversity Policy    52
Serving on Other Boards    53
Committees of the Board    53
Orientation Program and Continuing Education    56
Meeting Attendance Record    60
EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS    61
Human Resources & Compensation Committee Responsibility    61
Composition of the HR&C Committee    61
Report on Executive Compensation    62
Outstanding and Authorized Options    66
Annual Burn Rate    66
Performance Graph    74
Executive Compensation    76
Summary Compensation Table    77
Option Grants    78
RS Units and PS Units    84
Pension Plans    86
Severance and Change of Control Agreements    90
Directors’ Compensation and Holdings    90
Interest of Informed Persons in Material Transactions    90
Indebtedness of Directors, Officers and Employees    90

Securities Authorized for Issuance under Equity Compensation Plans    91
ADDITIONAL INFORMATION    92

INVITATION TO SHAREHOLDERS

We will hold the Meeting in Quesnel, B.C. with a live-webcast option for Shareholders to listen in and view the Meeting and ask questions.
March 6, 2025
Dear Shareholder:
You are invited to attend the annual general meeting (the “Meeting”) of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”), which will take place on April 23, 2025 at 11:00 a.m. (Vancouver time) at 1250 Brownmiller Road, Quesnel, B.C. Additionally, through the online meeting platform, Registered Shareholders and proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) will have a live-webcast option at https://meetings.lumiconnect.com/400-947-482-758, password “westfraser2025” (case sensitive) to be able to listen in and view the Meeting and ask questions.
The items of business to be considered at the Meeting are described in the accompanying notice of annual general meeting (the “Notice”) and management information circular (the “Circular”).
Your participation and views are very important to us. You are encouraged to vote, which can be done by following the instructions enclosed with these materials. Whether or not you plan to attend the Meeting, please submit your vote as soon as possible to ensure your views are represented at the Meeting. You can vote online or by phone, fax, mail or in person at the Meeting.
At the Meeting, in addition to dealing with the matters described in the Notice, we will review the affairs of the Company. Also, you will have an opportunity to ask questions.
All of our public documents, including the annual report of the Company for the financial year ended December 31, 2024 and quarterly reports, are available on our website at www.westfraser.com. You are encouraged to access our website during the year for continuous disclosure items, including news releases and investor presentations.
We look forward to your participation at the Meeting.
Yours sincerely,

/s/ Sean P. McLaren
Sean P. McLaren
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
We will hold the Meeting in Quesnel, B.C. Additionally, a live-webcast option will be provided for Shareholders to listen in and view the Meeting and ask questions.
The annual general meeting (the “Meeting”) of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”) will be held on April 23, 2025 at 11:00 a.m. (Vancouver time). The Meeting will be held at 1250 Brownmiller Road, Quesnel, B.C. Additionally, through our online meeting platform Registered Shareholders (as defined in the accompanying Circular) and duly appointed proxyholders will have a live-webcast option at https://meetings.lumiconnect.com/400-947-482-758, password “westfraser2025” (case sensitive), where they can listen in and view the Meeting and ask questions. The Meeting will be held, for the following purposes:
1.to receive the consolidated financial statements of the Company for the financial years ended December 31, 2024 and 2023, together with the Auditor’s report on them;
2.to fix the number of Directors at twelve;
3.to elect the Directors to hold office until the close of the next annual meeting of Shareholders;
4.to appoint an auditor of the Company to serve until the close of the next annual meeting of Shareholders and to authorize the Directors to fix the auditor’s remuneration; and
5.to consider an advisory (non-binding) resolution on the Company’s approach to executive compensation, as more particularly set out in the section of the accompanying Circular entitled “Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”.
No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Annual General Meeting of Shareholders (the “Notice”) may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.
A copy of the annual report of the Company for the financial year ended December 31, 2024 (the “Annual Report”) will accompany this Notice for those Shareholders that had requested a copy of the Annual Report. The Annual Report may also be found on our website (www.westfraser.com) and under our profiles on SEDAR+ (the System for Electronic Document Analysis and Retrieval) at www.sedarplus.ca and on EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov/edgar. The Annual Report includes our consolidated financial statements and the Auditor’s report thereon.
Shareholders registered at the close of business on February 28, 2025 will be entitled to receive this Notice and to vote at the Meeting.

INFORMATION ON NOTICE AND ACCESS (You have not been sent a physical copy of the Circular.)
General Information
The Company has prepared this Notice of the Annual General Meeting (the “Notice”) of the Company, which includes Information on Notice and Access, the Circular and a form of proxy relating to the Meeting, and the Circular contains details of the matters to be considered at the Meeting. This Notice has been prepared and mailed to you under the notice and access rules that came into effect on February 11, 2013, pursuant to applicable Canadian securities laws. Notice and access enables issuers to reduce the volume of materials that must be physically mailed to shareholders by posting the information circular and related proxy materials on the Internet. Please call Computershare Investor Services Inc. (“Computershare”) toll-free at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) if you have any questions about notice and access procedures.
How to Access the Circular and Obtain a Physical Copy
The Circular and related proxy materials are available under our profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and on our website at www.westfraser.com. Shareholders are reminded to review these online materials in connection with the Meeting and before voting. Shareholders may obtain a physical copy of the Circular by: (a) calling the Company’s transfer agent, Computershare, toll free at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International); or (b) emailing a request to Computershare at service@computershare.com. A request for a physical copy of the Circular should be sent sufficiently in advance so that it is received by Computershare by April 4, 2025, in order to allow sufficient time for the Company to mail, and the Shareholder to receive, the physical copy of the Circular and return the completed form of proxy before the Proxy Deadline (defined below).
Forms of Proxy and Voting Instruction Forms (“VIFs”)
Registered Shareholders have received a form of proxy with this Notice. To have proxy votes counted in the voting at the Meeting, the deadline for submitting a completed form of proxy is 11:00 a.m. (Vancouver time) on April 21, 2025 (the “Proxy Deadline”). Please complete, date and sign the form of proxy and deliver it before the Proxy Deadline in accordance with the instructions set out in the form of proxy and in the Circular.
Non-registered Shareholders (as defined in the accompanying Circular) have received a voting instruction form with this Notice. The deadline for returning voting instruction forms is specified within the form itself. Voting instruction forms, whether provided by the Company or an intermediary, should be completed and returned in accordance with the specific instructions, and by the deadline specified, within the form. Please ensure you carefully follow the instructions set out in the voting instruction form, including those specifying to where and when the form is to be returned.

Please review the Circular before completing your form of proxy or voting instruction form, as the Circular contains additional information about each matter to be voted on at the Meeting. The following guide will assist you in locating the relevant disclosure for each matter.

For disclosure about:	Refer to the following section(s) in the Circular
•the fixing of the number of Directors at twelve	“Fixing the Number and Election of Directors”
•the election of Directors	“Information Regarding Nominees for Election as Directors”
•the appointment of the Company’s auditor	“Appointment of the Auditor”
•the approval of the Company’s approach to executive compensation	“Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”
A Shareholder who is unable to attend the Meeting in person and who wishes to ensure that such Shareholder’s shares are voted must complete, date and sign an acceptable form of proxy or voting instruction form and deliver it in accordance with the instructions set out in the enclosed form of proxy or voting instruction form and in the Circular.
DATED at Vancouver, B.C., March 6, 2025.
BY ORDER OF THE BOARD

/s/ Sean P. McLaren
Sean P. McLaren
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
(As of the Record Date, except as otherwise provided)
This Circular is furnished in connection with the solicitation of proxies by the management of West Fraser for use at the Meeting to be held on April 23, 2025 at 11:00 a.m. (Vancouver time) in Quesnel, B.C. (and at any adjournment thereof) for the purposes set out in the attached Notice.
DEFINITIONS
Unless stated otherwise, in this Circular:
“2025 Bonus Plan” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;
“2024 NCIB” has the meaning set out in “Voting Securities and Principal Shareholders – Share Repurchases”;
“2025 NCIB” has the meaning set out in “Voting Securities and Principal Shareholders – Share Repurchases”;
“$” means Canadian dollars;
“Adjusted EBITDA” has the meaning given to such term in the Company's Management's Discussion and Analysis for the applicable period referenced;
“Annual Information Form” means the annual information form of the Company for the financial year ended December 31, 2024;
“Annual Report” means the annual report of the Company for the financial year ended December 31, 2024;
“Articles” means the latest Notice of Articles issued by the British Columbia Registrar of Companies and the corporate Articles of the Company;
“Auditor” means our external auditor, currently PricewaterhouseCoopers LLP;
“B.C.” means British Columbia;
“BCA” means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended;
“Board” or “Board of Directors” means our board of Directors as presently constituted or proposed to be constituted;
“Bonus Plan” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;
“Cash Value Alternative” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component – Stock Option Plan – Annual Burn Rate”;

“CEO” means our Chief Executive Officer;
“CFO” means our Chief Financial Officer;
“Chair” or “Chair of the Board” has the meaning set out in “Our Corporate Governance Policies and Procedures – Chair of the Board”;
“Circular” means this management information circular;
“Class B Shares” means the Class B Common shares in the capital of West Fraser;
“Closing Price” has the meaning set out in “Information Regarding Nominees for Election as Directors –Director Compensation – Direct and Indirect Share and Other Holdings of Current and Proposed Directors (as at the Record Date)”;
“Code of Conduct” has the meaning set out in “Our Corporate Governance Policies and Procedures – Code of Conduct and Whistleblower Policy”;
“Committees” means the committees of the Board;
“Computershare” means Computershare Investor Services Inc., our transfer agent;
“Corporate Disclosure Policy” has the meaning set out in “Our Corporate Governance Policies and Procedures – Corporate Disclosure Policy”;
“Director” means a director of the Company;
“Disclosure Committee” has the meaning set out in “Our Corporate Governance Policies and Procedures – Corporate Disclosure Policy”;
“DSU Plan” means our Director Deferred Share Unit Plan;
“DS Unit” means a Deferred Share Unit granted under our DSU Plan;
“EDGAR” means the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system;
“Equity Holding Requirements Policy” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Executive Equity Holding Requirements”;
“Exchange Ratio” means the exchange ratio of 0.675 of a Common share for each Norbord Share acquired by the Company in connection with the Norbord Acquisition;
“Governance Committee” means the Governance & Nominating Committee of the Board;
“Governance Policy” has the meaning set out in “Our Corporate Governance Policies and Procedures – Governance Policy”;
“HR&C Committee” means the Human Resources & Compensation Committee of the Board;

“Meeting” means the annual general meeting of Shareholders to be held on April 23, 2025 and any adjournment of it;
“NI 52-110” has the meaning set out in “Our Corporate Governance Policies and Procedures – Composition of the Board – Independence”;
“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;
“Non-registered Shareholder” means any Shareholder who is not a Registered Shareholder;
“Notice” means the notice of annual general meeting of Shareholders, which accompanies this Circular;
“Norbord” means Norbord Inc.;
“Norbord Acquisition” means the acquisition by the Company of all of the issued and outstanding Norbord Shares, which occurred on February 1, 2021;
“Norbord DSUs” means the outstanding deferred share units credited under certain Norbord deferred share unit plans, which have been adjusted by the Exchange Ratio and are to be paid out in reference to the Common shares following completion of the Norbord Acquisition;
“Norbord Options” means the outstanding options to purchase Norbord Shares granted under or otherwise subject to certain Norbord stock option plans, which have been exchanged for, or are otherwise characterized as, Replacement Options following completion of the Norbord Acquisition;
“Norbord Shares” means the common shares in the capital of Norbord;
“NYSE” means the New York Stock Exchange;
“Options” means share purchase options granted under the Stock Option Plan;
“Phantom Share Unit Plan” means the plan described as set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component – Phantom Share Unit Plan”;
“PS Unit” or “PSU” means a performance share unit granted under our Phantom Share Unit Plan;
“Record Date” means February 28, 2025;
“Registered Shareholder” means a Shareholder who is in possession of a physical share certificate registered in their name or who appears as the Registered Shareholder in the records of Computershare;
“Replacement Option Plans” has the meaning set out in “Executive Compensation Discussion & Analysis – Option Grants – Description of Replacement Option Plans”;
“Replacement Options” means the options to purchase Common shares that are held by former holders of Norbord Options following completion of the Norbord Acquisition;

“ROCE” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;
“ROSE” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;
“RS Unit” means a restricted share unit granted under our Phantom Share Unit Plan;
“SEC” means the U.S. Securities and Exchange Commission;
“SEDAR+” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian securities regulatory authorities;
“Shares” or “Common shares” means the common shares in the capital of West Fraser, as currently constituted and that are currently listed and posted for trading on the TSX and the NYSE under the symbol “WFG”;
“Shareholder” means a holder of any Share or Class B Share, as the context requires;
“Stock Option Plan” means the West Fraser Timber Co. Ltd. Stock Option Plan, as amended;
“Towers Watson” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation”;
“TSR” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component – Phantom Share Unit Plan”;
“TSX” means the Toronto Stock Exchange;
“U.S.” means the United States of America, its territories, any State of the United States and the District of Columbia;
“U.S. ESPP” means the United States Employee Stock Purchase Plan;
“VWAP” means Volume Weighted Average Price;
“West Fraser”, “Company”, “we”, “us” or “our” means West Fraser Timber Co. Ltd.; and
“Whistleblower Policy” has the meaning set out in “Our Corporate Governance Policies and Procedures – Code of Conduct and Whistleblower Policy”.

ADDITIONAL INFORMATION REGARDING THE MEETING
We will hold the Meeting in Quesnel, B.C. Additionally, a live-webcast option will be provided to Shareholders to listen in and view the Meeting and ask questions. Shareholders will be able to access the live-webcast at https://meetings.lumiconnect.com/400-947-482-758, password “westfraser2025” (case sensitive), where they can listen in and view the Meeting and ask questions.
Registered Shareholders and duly appointed proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) will have a live-webcast option where they can listen in and view the Meeting and ask questions, provided they are connected to the Internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to use the live-webcast option as guests but will not be able to ask questions.
Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a Non-registered Shareholder who wishes to appoint themselves as their own proxy to use the live webcast) must carefully follow the instructions set out in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a 15-digit control number required to ask questions in the Meeting, which would only allow the proxyholder to attend the Meeting as a guest. Guests will be able only to listen to the Meeting but will not be able to ask questions.
Your vote is important. Good corporate governance begins with Shareholder participation. If you cannot attend the Meeting or if you plan to attend but prefer the convenience of voting in advance, we encourage you to exercise your vote using either of the voting methods described below. Please read pages 7 through 11 for answers to commonly asked questions regarding voting and proxies.
How to Vote
You have two ways to vote:
1.you may vote in person at the Meeting; or
2.by submitting your form of proxy or voting instruction form in accordance with the instructions set out therein.
If a Registered Shareholder is a body corporate or association, the form of proxy must be signed by a person duly authorized by that body corporate or association. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting in person. As the Company is relying on notice and access provisions of applicable Canadian securities laws, the Notice and form of proxy is being sent to Registered Shareholders.
How to Ask Questions at the Meeting
Shareholders will have an opportunity to ask questions in person and online (as applicable) by following the procedures set out below.
1.Registered Shareholders and proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) attending the Meeting in person will have an opportunity to ask questions at the Meeting during the Q&A session.

2.Registered Shareholders and proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) and are following the Meeting online will have an opportunity to ask questions through the webcast platform. To do so, they will need to obtain a control number by following the instructions provided below. Once they have registered and obtained a control number and are logged into the online platform, they should select the messaging icon and type the question within the chat box at the bottom of the messaging screen. Once satisfied with the question, the Shareholder or proxyholder should click the arrow button to submit the question to the Chair of the Meeting. All submitted questions will be moderated before being sent to the Chair of the Meeting. Questions can be submitted at any time during the Q&A session up until the Chair of the Meeting closes the session.
It is anticipated that Shareholders will have substantially the same opportunity to ask questions online on matters of business during the Meeting as if they attend the Meeting in person.
How Shareholders and appointees can obtain a control number to ask questions during the Meeting
•Registered Shareholders: Registered Shareholders can find their control number on their proxy form.
•Non-registered Shareholders and Appointees: Non-registered Shareholders and duly appointed proxyholders must complete the additional step of registering as a proxyholder by calling Computershare at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) by no later than 11:00 a.m. (Vancouver time) on April 21, 2025. Non-registered Shareholders and proxyholders who have not appointed themselves as proxyholder will not receive a control number, which is required to ask questions at the Meeting.
Non-registered Shareholders who have not duly appointed themselves as proxyholder and registered with Computershare will not be able to ask questions at the Meeting but will be able to follow the proceedings as a guest.
Technical Assistance
Shareholders with questions regarding the live-webcast platform or requiring assistance accessing the Meeting website should visit the provider’s website at https://www.lumiglobal.com/faq. Furthermore, should a Shareholder wish to speak with a Computershare representative concerning the live-webcast, both a live chat service and a contact ticket system are available through the website above.
If you are accessing the Meeting using the live-webcast, you must remain connected to the Internet at all times during the Meeting in order to listen in, view the Meeting and ask questions. It is your responsibility to ensure Internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before the Meeting is completed.

FREQUENTLY ASKED QUESTIONS
Q.    Am I entitled to vote?
A.    Holders of Shares at the close of business on the Record Date of February 28, 2025 and their duly appointed representatives are eligible to vote. Each Share is entitled to one vote.
Q.    How do I vote?
A.    If you are a Registered Shareholder, you may vote your Shares by appointing a proxyholder to attend the Meeting and vote on your behalf. Voting by proxy is the easiest way to vote because you do not have to attend the Meeting. Instead, you appoint the persons named in the form of proxy or another person or entity of your choosing, who need not be a Shareholder, to represent you as a proxyholder and vote your Shares at the Meeting. A proxy will not be valid unless it is dated and signed by the Registered Shareholder or by the Registered Shareholder’s attorney with proof that they are authorized to sign and is completed according to the instructions therein.
There are different ways to submit your voting instructions depending on whether you are a Registered Shareholder or a Non-registered Shareholder. If your Shares are held in an account with a bank, trust company, securities broker, trustee or other intermediary, please refer to “Voting by Non-registered Shareholders”.
See “How to Vote” for further details on how to vote.
Q.    What am I voting on?
A.    You will be asked to vote on the following matters:
•fixing the number of Directors at 12;
•the election of Directors to hold office until the close of the next annual meeting of Shareholders;
•the appointment of PricewaterhouseCoopers LLP as our auditor until the close of the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors; and
•the advisory (non-binding) resolution on the Company’s approach to executive compensation.
Q.    What if amendments are made to these matters or if other matters are brought before the Meeting?
A.    If you attend the Meeting and are eligible to vote, you may vote on such matters as you choose.
If you have completed and returned a proxy in the form enclosed, the persons named in it will have discretionary authority with respect to amendments or variations to matters identified in the Notice and to other matters which properly come before the Meeting. If any other matter properly comes before the Meeting, the persons so named will vote on it in accordance with their best judgment. As of the date of this Circular, our management does not know of any such amendment, variation or other matter expected to come before the Meeting.

Q.    Who is soliciting my proxy?
A.    The management of West Fraser is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by Company employees, and the Company bears all associated costs.
This Circular is prepared under the notice and access rules that came into effect on February 11, 2013 pursuant to applicable Canadian securities laws. Accordingly, this Circular is being posted on the Internet instead of being mailed to either Registered Shareholders or Non-registered Shareholders. This Circular and related proxy materials are available under our profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar, and on our website at www.westfraser.com. Shareholders are reminded to review these materials online in connection with the Meeting and before voting. Shareholders may obtain a physical copy of this Circular by: (a) calling Computershare, toll free at 1‐800‐564‐6253 (North American toll free) or 1‐514‐982‐7555 (International); or (b) emailing a request to Computershare at service@computershare.com. A request for a physical copy of this Circular should be sent sufficiently in advance so that it is received by Computershare by April 4, 2025 in order to allow sufficient time for the Shareholder to receive the physical copy of this Circular and return the proxy by its due date.
Q.    How do I know if I am a “Registered” Shareholder or a “Non-registered” Shareholder?
A.    You may own Shares in one or both of the following ways:
1.If you are in possession of a physical share certificate in your name or you appear as the Registered Shareholder in the records of Computershare, you are a “Registered Shareholder”, and your name and address are known to West Fraser through Computershare.
2.If you own Shares through a bank, trust company, securities broker, trustee or other intermediary, you are a “Non-registered Shareholder” and you will not have a physical share certificate. In this case, you will have an account statement from your bank or broker as evidence of your Share ownership.
Most Shareholders are Non-registered Shareholders. The Shares of Non-registered Shareholders are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the Shares in a nominee account or in the name of such nominee, or in the name of a clearing agency in which the intermediary is a participant (such as CDS). Intermediaries have obligations to forward Meeting materials to such Non-registered Shareholders unless instructed otherwise by the holder (and as required by regulation in some cases, despite such instructions).
Non-registered Shareholders fall into two categories — those who object to their identity being known to the issuers of the securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. These securityholder materials are being sent to both registered and non-registered owners of securities of the Company. If you are a non-registered owner (a NOBO or an OBO) and the Company or its agent has sent the Meeting materials directly to you, your name, address and information about your holdings of Common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common shares on your behalf. The Company’s OBOs can expect to be contacted by their intermediary. The Company does not intend to pay for intermediaries to deliver the Meeting materials to OBOs and it is the responsibility of such intermediaries to ensure delivery of the Meeting materials to their OBOs.

Q.    Must I use the enclosed form of proxy?
A.    No. If you do not wish to use the enclosed proxy form, you may use any other form of proxy to appoint your proxyholder, although the Articles require that a form of proxy be substantially in the form enclosed.
Q.    Can I appoint someone to vote my Shares other than persons named in the enclosed form of proxy?
A.    Yes. Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a Non-registered Shareholder who wishes to appoint themselves as their own proxy to attend the Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Computershare, which will result in the proxyholder not receiving a 15-digit control number to ask questions in the Meeting and, consequently such proxyholder will only be able to follow the Meeting as a guest. Guests may only listen to the Meeting but will not be able to ask questions.
Q.    What if my Shares are registered in more than one name or in the name of my company?
A.    If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.
Q.    What if I plan to attend the Meeting and vote at the Meeting?
A.    If you are a Registered Shareholder and plan to attend the Meeting and you wish to vote your Shares at the Meeting, do not complete or return a form of proxy. Your vote will be taken and counted at the Meeting.
If your Shares are not registered in your name, but you wish to attend the Meeting, please see “Voting by Non-registered Shareholders”.
Q.    What happens when I sign and return a form of proxy?
A.    You will have given authority to whomever you have appointed as your proxyholder to vote your Shares at the Meeting in accordance with the voting instructions you provide.
Q.    What do I do with my completed form of proxy?
A.    You must deposit your completed form of proxy (by mail, telephone, fax or online) with Computershare no later than 11:00 a.m. (Vancouver time) on April 21, 2025, or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice. If you hold Shares through an intermediary you should refer to “Voting by Non-registered Shareholders”.

Q.    How will my Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?
A.    The persons named in it will vote or withhold from voting your Shares in accordance with your instructions. In the absence of such instructions, however, your Shares will be voted FOR fixing the number of Directors at 12, FOR the election of the Directors nominated by management, FOR the appointment of the Auditor and FOR the advisory (non-binding) resolution on the Company’s approach to executive compensation.
Q.    If I change my mind, can I revoke my proxy once I have given it?
A.    In addition to revocation in any other manner permitted by law, a Registered Shareholder who has completed a form of proxy may revoke it by:
•executing a new form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the form of proxy bearing a later date or notice of revocation to Computershare, or to the Company’s registered office at Royal Centre, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
•personally attending the Meeting and voting at the Meeting.
A revocation of a form of proxy will not affect a matter on which a vote is taken before the revocation.
Non-registered Shareholders who wish to change their vote must, within sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote.
Q.    What documents are sent to Shareholders?
A.    Registered Shareholders who have provided us with the required request will receive a package of the usual annual corporate documents (our Annual Report, our consolidated financial statements for the years ended December 31, 2024 and 2023 and Auditor’s report and management’s discussion and analysis thereon), along with the Notice and the form of proxy.
Our Circular may be accessed under our profiles on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar, and on our website at www.westfraser.com.
Copies of our Annual Report, including our consolidated financial statements and Auditor’s report and management’s discussion and analysis thereon, are filed with Canadian securities regulators and are available under our profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and may also be obtained, without charge, upon request by contacting Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development at (416) 777-4426 or by email at shareholder@westfraser.com.

Q.    Who are our Principal Shareholders?
A.    The Principal Shareholders (persons or companies that beneficially own or exercise control or direction over, directly or indirectly, more than 10% of a class of our outstanding Shares) are set out in this Circular under the heading “Voting Securities and Principal Shareholders”.
Q.    What if I have other questions?
A.    If you have a question regarding the Meeting, please contact our transfer agent as set out below, or the Vice-President, General Counsel of the Company at (604) 895-2700 or by email at shareholder@westfraser.com.
Q.    How can I contact the transfer agent?
A.    You can contact the transfer agent at:
Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Phone:    1-800-564-6253 (North American toll free) or
514-982-7555 (International).
Fax:    1-888-453-0330 (North America toll free or
416-263-9524 (International)
Online:    www.computershare.com/service
VOTING BY NON-REGISTERED SHAREHOLDERS
Q.    If my Shares are not registered in my name, how do I vote my Shares?
A.    Our share register does not list Non-registered Shareholders. The Shares of Non-registered Shareholders are usually held in the name of an intermediary or a “nominee”, such as a trust company, securities broker or other financial institution. If you are a Non-registered Shareholder, there are two ways that you can vote your Shares:
1.By providing voting instructions to your nominee
Applicable securities laws require institutional nominees to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received with these materials, from your nominee, either a voting instruction form or a form of proxy for the number of Shares you hold with that nominee. Every institutional nominee has its own mailing procedures and provides its own signing and return instructions, which you should follow carefully to ensure that your Shares are voted at the Meeting.
As the Company is relying on notice and access provisions of applicable Canadian securities law, the Notice and voting instruction form are being sent to both Non-registered Shareholders and Registered Shareholders.
2.By being appointed as Proxy and attending the Meeting
The Company generally does not have access to the names of its Non-registered Shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless you have directed your nominee to appoint you as proxyholder.

If you wish to attend the Meeting and vote your Shares, insert your own name in the space provided on the voting instruction form or form of proxy provided by your nominee to appoint yourself as proxyholder. If you are a Non-registered Shareholder and instruct your nominee to appoint yourself as proxyholder, you must follow the additional steps set out above under the headings “Forms of Proxy and Voting Instruction Forms” and “How to Vote – How Shareholders and appointees can obtain a control number to ask questions during the Meeting”.
BUSINESS TO BE TRANSACTED AT THE MEETING
(See Notice of Annual Meeting of Shareholders)
1)Presentation of Financial Statements
The consolidated financial statements of the Company for the financial years ended December 31, 2024 and 2023 and the Auditor’s report thereon will be submitted to Shareholders at the Meeting, but no vote with respect to them is required or proposed to be taken. The consolidated financial statements are included in our Annual Report which is being mailed to those Shareholders who have provided us with the required request.
2)Fixing the Number and Election of Directors
Management is seeking approval to fix the number of Directors at 12 which is the current number of Directors of the Board.
The table of nominees on the following pages sets out the name, background and experience of each person proposed to be nominated for election as a Director, as well as other relevant information. Management of the Company recommends the election of the 12 nominees set out in the table of nominees to fill the 12 positions as Director. The term of office of each current Director will expire at the conclusion of the Meeting. Each Director elected at the Meeting will hold office until the conclusion of the next annual meeting of Shareholders at which a successor Director is elected, unless the Director’s office is earlier vacated in accordance with the Articles or the provisions of the BCA.
The Board of Directors has adopted a majority voting policy, which is described under the heading “Majority Voting Policy”, relating to the election of Directors.
On February 13, 2014, the Board adopted an advance notice policy setting out requirements for Director nominations and elections. On April 29, 2014, our Shareholders approved a special resolution to amend the Articles to include this advance notice requirement, which is described under the heading “Advance Notice Policy”.
The Board of Directors may fill vacancies on the Board resulting from the death, resignation or retirement of Directors. As well, the Board is authorized to appoint up to one-third additional Directors to hold office until not later than the next annual meeting of Shareholders.
3)Appointment of Auditor
The Auditor is to be appointed to serve until the close of the next annual meeting of Shareholders, and the Directors are to be authorized to fix the Auditor’s remuneration.

The Board of Directors and management of the Company, on the advice of the Audit Committee of the Board, recommend that PricewaterhouseCoopers LLP, Vancouver, Canada, be appointed as Auditor, at a remuneration to be fixed by the Board of Directors.
4)Advisory Resolution on our Approach to Executive Compensation (Say on Pay)
Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve (on an advisory basis), by way of ordinary resolution, the Company’s approach to executive compensation.
INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS
The following table sets out the name of each person nominated by management for election as a Director, as well as the date that person first became a Director, their age, residence, position in the Company, independence status, principal occupation, background, experience, committee memberships, attendance records and their voting results at the last annual meeting of Shareholders. Additional information concerning compensation and security holdings of such persons is provided elsewhere in the Circular, including in “Direct and Indirect Share and Other Holdings of Current and Proposed Directors.” All of our Directors elected at our last annual meeting of Shareholders are standing for re-election.
Unless otherwise indicated, each nominee has held the same or similar principal occupation with the organization set out below, or a predecessor of that organization, for the last five years. The information as to principal occupation and securities beneficially owned or controlled by each nominee has been furnished by the nominee and is not within the knowledge of our management.

HENRY H. (HANK) KETCHAM Director since September 16, 1985 Age: 75 Place of Residence: Vancouver, B.C., Canada Independent
Hank Ketcham is the Chair of the Board. Mr. Ketcham was our President until April 2012 and retired from the position of CEO effective March 1, 2013 when his title as Chair of our Board was re-designated as Executive Chair. Effective April 19, 2016, he became our Chair of the Board. He is also a director and minority shareholder of Ketcham Investments, Inc., which owns 3,147,628 Common shares and 1,743,228 Class B Shares of the Company. See “Voting Securities and Principal Shareholders” for a description of such shareholdings. Mr. Ketcham has been actively involved with the Company since 1973. He was formerly a director of The Toronto-Dominion Bank.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Geographic Expertise
	Senior Executive		Government & Stakeholder Relations
	Industry Experience

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	62,562,698	2,202,873	96.60%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2020-2024):
	None

	Securities held and total market value as at the Record Date:

	Shares[1]		395,896
	Options		Nil
	DS Units		4,196
	Total market value of securities		$45,994,576
	Meets share ownership target as of December 31, 2024		Yes
	1.Includes Common shares and Class B shares

DOYLE N. BENEBY Director since April 18, 2023 Age: 65 Place of Residence: West Palm Beach, Florida, USA Independent
Doyle Beneby is a Corporate Director. From November 2018 to October 2022, he served as Chief Executive Officer of Midland Cogeneration Venture. Prior to that, he had been self-employed as a Corporate Director since May 2016. He was formerly the CEO of New Generation Power International, an international independent renewable energy company, from October 2015 to May 2016. Prior to joining New Generation Power International, he was the President and CEO of CPS Energy, the largest municipally-owned gas and electric utility in the U.S., a position he held since August 2010. Mr. Beneby has over 35 years' experience in various aspects of the electrical power industry. Prior to joining CPS Energy, Mr. Beneby served at Exelon Corporation from 2003 to 2010 in various roles, most recently, as Senior Vice-President of Exelon Power and President of Exelon Corporation from 2009 to 2010. From 2008 to 2009, he served as Vice-President, Generation Operations for Exelon Corporation, and prior to that and from 2005 to 2008, he served as Vice-President, Electric Operations for PECO, a subsidiary of Exelon Corporation. Mr. Beneby holds a Master of Business Administration from the University of Miami, and a Bachelor of Science from Montana Technical College. In 2021, Mr. Beneby was recognized as one of the Most Influential Black Corporate Directors by Savoy Magazine. Mr. Beneby is a member of the Audit Committee and the Health, Safety and Environment Committee.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Geographic Expertise
	Senior Executive		Environment, Health & Safety
	Human Resources & Compensation		Risk Management

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		4 of 4	100
	Health, Safety & Environment		2 of 3	67

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	64,551,364	214,208	99.67%

	Current Other Public Board Memberships:
	Quanta Services		Korn Ferry International

	Northland Power Inc.

	Past Public Board Memberships (2020-2024):
	Capital Power Corporation

	Securities held and total market value as at the Record Date:

	Shares		Nil
	DS Units		2,356
	Total market value of securities		$270,846
	Meets share ownership target as of December 31, 2024[1]		No
	1.Mr. Beneby was elected a Director at the April 18, 2023 annual and special meeting of Shareholders and is permitted to meet the minimum shareholding requirement within five years of his appointment.

ERIC L. BUTLER Director since May 15, 2023 Age: 64 Place of Residence: Omaha, Nebraska, USA Independent
Eric Butler is a Corporate Director. Following his retirement from a 32-year career with Union Pacific, one of the largest freight rail providers in North America, he is the President and CEO of Aswani-Butler Investment Associates, a private equity firm. Currently, he is a member of the Board of Directors of NiSource Inc., and the Eastman Chemical Company and has served in the past in a number of appointments, including as the former Chair of the Board of the Federal Reserve Bank of Kansas City – Omaha Branch. Mr. Butler retired from Union Pacific in 2017 as Executive Vice President and Chief Administrative Officer, after a career which saw him lead a wide variety of company functions and initiatives, including marketing and sales, purchasing and supply chain, financial planning and analysis, strategic planning, human resources, industrial engineering and transportation. Having studied at the Carnegie Mellon University, Mr. Butler holds both a Bachelor of Science degree in Mechanical Engineering and a Master of Science degree in Industrial Administration from the university. Mr. Butler is a member of the Human Resources & Compensation Committee and the Audit Committee.

	Key Areas of Expertise and Experience:
	Senior Executive		Strategic Leadership
	Financial Literacy		Geographic Expertise
	Human Resources & Compensation		Risk Management

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		4 of 4	100
	Human Resources & Compensation		3 of 3	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	64,660,323	105,248	99.84%

	Current Other Public Board Memberships:
	Eastman Chemical Company		NiSource Inc.

	Past Public Board Memberships (2020-2024):
	None

	Securities held and total market value as at the Record Date:

	Shares		5,000
	DS Units		1,681
	Total market value of securities		$768,048
	Meets share ownership target as of December 31, 2024		Yes

REID E. CARTER Director since April 19, 2016 Age: 68 Place of Residence: West Vancouver, B.C., Canada Independent
Reid E. Carter is a Corporate Director. From 2003 to the end of 2018, Mr. Carter was a Managing Partner at Brookfield Asset Management, Inc., a global asset manager, and was President of Brookfield Timberlands Management LP. In this role, Mr. Carter led the acquisition of approximately 3.5 million acres of private timberlands throughout North America and Brazil as well as the teams responsible for all growth and operations aspects of these businesses. From 2010 to 2015, Mr. Carter also served as President and Chief Executive Officer, and until May 2021 as a director, of Acadian Timber Corp. and, from 2006 to 2010, as President and Chief Executive Officer of its predecessor, Acadian Timber Income Fund, which is listed on the TSX. He served as National Bank Financial’s Paper and Forest Products Analyst between 1996 and 2003. Between 1990 and 1996 he served as a resource analyst with TimberWest Forest Corp. Mr. Carter served as a director of Enercare Inc. until the end of 2019. Mr. Carter holds a combined undergraduate degree in Forestry and Biology and a master’s degree in Forest Soils, both from the University of British Columbia. Mr. Carter is the Chair of the Governance & Nominating Committee and a member of the Audit Committee.

	Key Areas of Expertise and Experience:
	Senior Executive		Geographic Expertise
	Financial Literacy		Technology
	Industry Experience

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		4 of 4	100
	Governance & Nominating		4 of 4	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	64,237,174	528,397	99.18%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2020-2024):
	Enercare Inc.		Acadian Timber Corp.

	Securities held and total market value as at the Record Date:

	Shares		3,000
	DS Units		15,844
	Total market value of securities		$2,166,306
	Meets share ownership target as of December 31, 2024		Yes

JOHN N. FLOREN Director since April 19, 2016 Age: 66 Place of Residence: Oakville, Ontario, Canada Independent
John N. Floren is the former President and Chief Executive Officer of Methanex Corporation and prior to that appointment he held the position Senior Vice-President, Global Marketing and Logistics of Methanex. He was an employee of Methanex for approximately 22 years and has worked in the chemical industry for over 37 years. Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He also attended the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. He also completed the Directors Education Program at the Institute of Corporate Directors. He has been a member of the Board of Directors of Imperial Oil Limited since 2023. Mr. Floren is the Chair of the Health, Safety & Environment Committee and a member of the Human Resources & Compensation Committee and the Governance & Nominating Committee.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Environment, Health & Safety
	Senior Executive		Sustainability, Climate Change & Social Responsibility
	Risk Management

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Human Resources & Compensation		3 of 3	100
	Health, Safety & Environment		3 of 3	100
	Governance & Nominating		4 of 4	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	63,918,178	847,393	99.69%

	Current Other Public Board Memberships:
	Imperial Oil Limited

	Past Public Board Memberships (2020-2024):[1]
	Methanex Corporation

	Securities held and total market value as at the Record Date:

	Shares		Nil
	DS Units		10,371
	Total market value of securities		$1,192,250
	Meets share ownership target as of December 31, 2024		Yes
	1.Mr. Floren retired as a director of Methanex Corporation on December 31, 2022.

ELLIS KETCHAM JOHNSON Director since April 20, 2021 Age: 61 Place of Residence: Greenwich, Connecticut, USA Independent
Ellis Ketcham Johnson is currently the President of a private philanthropic foundation and a member of the Parents Leadership Council of Georgetown University. She previously worked at IMAX Corporation in Canada. Ms. Johnson completed her undergraduate degree at Lewis and Clark College and received a graduate degree from Yale University. She recently completed a Directorship Program with an emphasis on Board Governance. Ms. Johnson is a member of the Governance and Nominating Committee and a former member of the Audit Committee.

	Key Areas of Expertise and Experience:
	Government & Stakeholder Relations		Environment, Health & Safety
	Sustainability, Climate Change & Social Responsibility		Human Resources & Compensation
	Financial Literacy

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		2 of 2	100
	Governance & Nominating		4 of 4	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	64,305,231	460,340	99.29%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2020-2024):
	None

	Securities held and total market value as at the Record Date:

	Shares		1,004,990
	DS Units		Nil
	Total market value of securities		$115,533,650
	Meets share ownership target as of December 31, 2024		Yes

BRIAN G. KENNING Director since April 19, 2017 Age: 75 Place of Residence: Vancouver, B.C., Canada Independent
Brian G. Kenning is a Corporate Director. He was a Managing Partner of Brookfield Asset Management Inc., a company involved in the real estate, asset management and power generation sectors, from 1995 to 2005. From 1988 to 2005, Mr. Kenning was also Chairman and Managing Partner of B.C. Pacific Capital Corporation, an affiliate of Brookfield Asset Management Inc., active in merchant banking and investing. Over the past 10 years, Mr. Kenning has served as director of a number of public and private corporations. He served as a director of British Columbia Ferry Services Inc. until May 2019, and as a director of Maxar Technologies Ltd. from 2003 to 2019. He is currently an independent trustee at Connor Clark & Lunn Infrastructure. In addition, Mr. Kenning is a past Governor of the B.C. Business Council and a past Director of the B.C. chapter of the Institute of Corporate Directors. Mr. Kenning graduated from Queen’s University with an MBA in 1973. Mr. Kenning is the Chair of the Human Resources & Compensation Committee and a member of the Governance & Nominating Committee.

	Key Areas of Expertise and Experience:
	Financial Literacy		Human Resources & Compensation
	Risk Management		Board Experience
	Capital Markets

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Human Resources & Compensation		3 of 3	100
	Governance & Nominating		3 of 4	75

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	63,481,739	1,283,832	98.02%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2020-2024):
	Maxar Technologies Ltd.

	Securities held and total market value as at the Record Date:

	Shares		1,000
	DS Units		9,648
	Total market value of securities		$1,224,094
	Meets share ownership target as of December 31, 2024		Yes

MARIAN LAWSON Director since February 1, 2021 Age: 69 Place of Residence: Toronto, Ontario, Canada Independent
Marian Lawson retired from Scotiabank in 2018, with over 30 years of experience in banking and capital markets. Ms. Lawson served as a director of Norbord from May 6, 2020 until her resignation and was appointed to the Board of West Fraser on February 1, 2021 in connection with the Norbord Acquisition. During her tenure, Ms. Lawson held numerous senior roles at Scotiabank including Executive Vice-President, Global Head, Financial Institutions and Transaction Banking, Deputy Head of Corporate Banking, Managing Director, Capital Markets, and Vice President, Internal Audit. The majority of her roles involved assisting management teams in the execution of their strategies, which included acquisitions, expansions, divestitures, refinancings and restructurings. In addition, during the latter part of her career, Ms. Lawson successfully expanded and restructured several businesses. In 2016, Ms. Lawson received the Women in Capital Markets Award for Leadership and the Women’s Executive Network, Top 100 Corporate Executive Award. Ms. Lawson holds a BA in Economics from York University, an MBA (Finance) from McMaster University, and an ICD.D designation. Ms. Lawson is a director of Canadian Tire Bank (2018 to present), and a member of the Audit Committee, and was a board member of 1832 Asset Management LP, a wealth management subsidiary of Scotiabank, from 2016 to 2018. Ms. Lawson is a member of the Human Resources & Compensation Committee and the Health, Safety & Environment Committee.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Capital Markets
	Financial Literacy		Board Experience
	Risk Management		Human Resources & Compensation

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Human Resources & Compensation		3 of 3	100
	Health, Safety & Environment		4 of 4	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	64,575,417	190,155	99.71%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2020-2024):
	Norbord Inc.

	Securities held and total market value as at the Record Date:

	Shares		Nil
	DS Units		7,527
	Total market value of securities		$865,304
	Meets share ownership target as of December 31, 2024		Yes

SEAN P. MCLAREN Director since: January 1, 2024 Age: 56 Place of Residence: Collierville, Tennessee, USA Non-Independent
Sean McLaren became our President and Chief Executive Officer on January 1, 2024, following the retirement of Ray Ferris. Mr. McLaren began his career with West Fraser in 2005, as General Manager of the Williams Lake Sawmill, when West Fraser acquired Weldwood. He was Chief Operating Officer from December 7, 2021 to December 31, 2023. Prior thereto, he was President, Solid Wood. Previous roles at West Fraser include Vice-President, U.S. Lumber in February 2016 and Vice-President, U.S. Lumber Operations in October 2010. Mr. McLaren holds a Master of Business Administration from the University of Calgary and is a Chartered Professional Accountant in British Columbia.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Financial Literacy
	Senior Executive
	Industry Experience

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	64,743,486	169,063	99.74%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2020-2024):
	None

	Securities held and total market value as at the Record Date:

	Shares[1]		22,890
	Options		118,489
	DS Units		Nil
	PS Units		42,194
	RS Units		3,514
	Total market value of securities		$3,035,404
	Meets share ownership target as of December 31, 2024		Yes
	1.Mr. McLaren also holds Options and Units as described in the Summary Compensation Table and under the heading Summary of Outstanding Options and the heading RS Units and PS Units.

COLLEEN M. MCMORROW Director since February 1, 2021 Age: 68 Place of Residence: Oakville, Ontario, Canada Independent
Colleen M. McMorrow earned a Bachelor of Commerce Degree and a Graduate Diploma in Accountancy, both from the John Molson School of Business, Concordia University. She is a Fellow Certified Public Accountant, Fellow Chartered Accountant and has received the Certified Director designation (ICD.D) from the Institute of Corporate Directors. Ms. McMorrow served as a director of Norbord from May 6, 2020 until her resignation and was appointed to the Board of West Fraser on February 1, 2021 in connection with the Norbord Acquisition. Ms. McMorrow was also a senior client assurance partner with Ernst & Young LLP (EY), a global professional services firm, until her retirement in June 2016. She has more than 35 years of experience in advising audit committees and senior management of public and private global companies on business assurance, financial reporting, enterprise risk management, and capital markets transactions. She is a qualified financial expert. In addition to her client serving role, Ms. McMorrow held a number of leadership roles at EY and, from 2009 to 2016, she was the National Director in Canada of EY’s signature Entrepreneur of the Year awards program and served as the firm’s Growth Markets Leader (high-growth entrepreneurial companies), Office Managing Partner, Assurance Managing Partner, Industry Sector Leader (Technology, Communications and Entertainment) and was a member of the Canadian firm's Partnership Board and Chair of the Nominating Committee. She is currently a director of Exco Technologies Limited, which is listed on the TSX (see “Our Corporate Governance Policies and Procedures – Serving on Other Boards”). Ms. McMorrow was formerly a director of Ether Capital Corporation from April 2018 until June 2024 when it was converted to an Exchange Traded Fund and LOGIQ Asset Management from April 2017 until it was acquired in June 2018. She has also been a member of the board of the Investment Management Corporation of Ontario since 2016 and of Plan International Canada Inc. since 2015. Ms. McMorrow is a member of the Audit Committee and the Health, Safety & Environment Committee.

	Key Areas of Expertise and Experience:
	Financial Literacy		Human Resources & Compensation
	Risk Management		Technology
	Board Experience

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		4 of 4	100
	Health, Safety & Environment		3 of 3	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	64,596,509	169,063	99.74%

	Current Other Public Board Memberships:
	Exco Technologies Limited

	Past Public Board Memberships (2020-2024):
	Norbord Inc.		Ether Capital Corporation

	Securities held and total market value as at the Record Date:

	Shares		Nil
	DS Units		8,598
	Total market value of securities		$988,426
	Meets share ownership target as of December 31, 2024		Yes

JANICE G. RENNIE Director since April 28, 2004 Age: 67 Place of Residence: Edmonton, Alberta, Canada Independent
Janice G. Rennie who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant. She was elected as a Fellow of the Chartered Accountants in 1998. Ms. Rennie has chaired or been a member of several audit committees of public companies in the past and currently is chair of the audit committee of Major Drilling Group International Inc. From September 7, 2004 to September 9, 2005, she was the Senior Vice President, Human Resources and Organizational Effectiveness of EPCOR Utilities Inc., a provider of energy, water and energy-related services and products that is solely owned by the City of Edmonton, on whose board she previously served for over 10 years and rejoined as a director in 2017 and currently serves as the Chair of its board. She currently serves as a director of Major Drilling Group International Inc., which is listed on the TSX (see “Our Corporate Governance Policies and Procedures – Serving on Other Boards”). Ms. Rennie was formerly a director of Methanex Corporation, Teck Resources Ltd. and WestJet Airlines Ltd. Ms. Rennie earned a Bachelor of Commerce Degree from the University of Alberta. Ms. Rennie is also the former Chair of the Provincial Audit Committee of Alberta. In recognition of her career achievements, in 2022, Ms. Rennie was also recognized by CPA Alberta with the Lifetime Achievement Award. Ms. Rennie is a member of the Human Resources & Compensation Committee and the Governance & Nominating Committee.

	Key Areas of Expertise and Experience:
	Financial Literacy		Board Experience
	Sustainability, Climate Change & Social Responsibility		Capital Markets
	Human Resources & Compensation

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Human Resources & Compensation		3 of 3	100
	Governance & Nominating		4 of 4	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	63,142,140	1,623,431	97.49%

	Current Other Public Board Memberships:
	Major Drilling Group International Inc.		EPCOR Utilities Inc.

	Past Public Board Memberships (2020-2024):
	Methanex Corporation		WestJet Airlines Ltd.

	Securities held and total market value as at the Record Date:

	Shares		1,000
	DS Units		21,679
	Total market value of securities		$2,607,178
	Meets share ownership target as of December 31, 2024		Yes

GILLIAN D. WINCKLER Director since April 19, 2017 Age: 62 Place of Residence: Vancouver, B.C., Canada Independent
Gillian D. Winckler is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector. Ms. Winckler spent 16 years with BHP Billiton in London, England and Vancouver, Canada where she was involved with corporate and divisional strategy, mergers and acquisitions, divestments, exploration as well as project evaluation and development. Upon leaving the company she joined Coalspur Limited, a thermal coal development company listed in Canada and Australia, as its Chief Executive Officer and President. Ms. Winckler held this position, as well as Chief Financial Officer for a brief period of three years until the company was acquired in June 2015. Prior to the mining industry, Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession. Ms. Winckler is a Chartered Accountant (South Africa), with a B.Sc. and B.Commerce (Honours) obtained in South Africa. Ms. Winckler also obtained an ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D). Ms. Winckler currently is the Chair of the Board of Directors of Pan American Silver Corp., which is listed on the TSX and the NYSE. Ms. Winckler is the Chair of the Audit Committee and a member of the Health, Safety & Environment Committee.

	Key Areas of Expertise and Experience:
	Senior Executive		Environment, Health & Safety
	Sustainability, Climate Change & Social Responsibility		Financial Literacy
	Geographic Expertise

	Board and Committee memberships and attendance record in 2024:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		4 of 4	100
	Health, Safety & Environment		3 of 3	100

	Voting results of 2024 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	64,517,073	248,498	99.62%

	Current Other Public Board Memberships:
	Pan American Silver Corp.

	Past Public Board Memberships (2020-2024):
	FLSmidth & Co.

	Securities held and total market value as at the Record Date:

	Shares		1,750
	DS Units		9,883
	Total market value of securities		$1,337,330
	Meets share ownership target as of December 31, 2024		Yes

Each nominee has consented to act as a Director if elected. We do not contemplate that any proposed nominee will be unable to serve as a Director, but if for any reason that occurs before the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.
Board Renewal
The Board recognizes the need for, and benefits of, introducing new and diverse characteristics and perspectives at the Board level, and it also understands the importance of having continuity of institutional and industry knowledge and experience. Our Board renewal process is designed to achieve and maintain a balance between those considerations.
The Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as Directors to our Board. In identifying potential Director candidates, the Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, Board dynamics and personal characteristics. In addition, the Governance Committee considers diversity in perspective arising from personal, professional or other attributes and experiences when identifying potential Director candidates. Desirable individual characteristics of nominees include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our Shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.
In 2015, the Governance Committee implemented the first phase of the Board renewal process by searching for and identifying two suitable candidates for nomination as Directors. As part of this process, the Governance Committee engaged an outside search firm and also sought input and advice from current Directors and our executive management. The major criteria adopted by the Governance Committee for candidates were: (a) chief executive officer experience; (b) experience in a cyclical, capital-intensive industry; (c) strong strategic thinker; and (d) representing diverse background and experience.
As a result of this process, in 2016, Reid Carter and John Floren were identified as nominees to the Board and they were elected as Directors at the 2016 annual meeting of Shareholders.
In 2016, the Governance Committee implemented the second phase of the Board renewal process through continuing efforts to search for and identify additional suitable candidates. As a result, the Governance Committee identified Brian Kenning and Gillian Winckler as important additions to the Board and they were elected as Directors at the 2017 annual meeting of Shareholders. Additionally, as part of the second phase of this process, Clark Binkley, Duncan Gibson and Harald Ludwig retired and did not stand for re-election as Directors.
In connection with the Norbord Acquisition, two independent directors of Norbord, being Marian Lawson and Colleen McMorrow, were added to the Board in 2021.
Further at the conclusion of the 2021 annual shareholders meeting, John Ketcham retired from our Board after serving for six years. Ellis Ketcham Johnson was nominated by management for election as a Director and was elected to the Board at the Company’s annual general meeting held April 20, 2021.

At the conclusion of the April 20, 2022 annual and special meeting, Gerry Miller retired from the Board and at the conclusion of the April 18, 2023 annual and special meeting, Robert Phillips retired from the Board.
To further enhance the Board renewal process, the Company has implemented a robust performance review process and employs a skills matrix to identify skills or experience gaps, which is updated and reviewed based on the advice and recommendation of the Governance Committee.
As a result of the Governance Committee review process and Robert Phillips retiring from the Board the Company engaged an outside search firm and also sought input and advice from current Directors and our executive management to identify a suitable candidate for nomination to the Board. The Company nominated Doyle Beneby to stand for election at the April 18, 2023 annual and special meeting, where he was elected a Director. Subsequent to the 2023 annual and special meeting, the Board appointed on May 15, 2023, Eric Butler to the Board. On December 31, 2023, Ray Ferris retired from the Board and effective January 1, 2024, Sean McLaren was appointed to the Board in Ray Ferris’ place. Both Eric Butler and Sean McLaren were elected to the Board at the then next 2024 annual meeting following their appointments.
Performance Reviews
The Governance Committee regularly, and not less frequently than annually, reviews the performance of the Board and its Committees. This review has been conducted by way of formal questionnaire and report and by informal interviews and discussions led by the Chair. The Board performance review also includes a “peer” or individual Director review process. To date, no significant problem with respect to performance of the Board, any Committee or any individual Director has been identified.
Skills Matrix
The Governance Committee uses a skills matrix to assist in the process of identifying suitable additions to the Board. The Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new Directors to fill any gaps.
In February 2022, on the recommendation of the Governance Committee, the Board adopted changes to the skills matrix to align with the Company’s strategic direction and the skills and experience desirable for the Board. The Board believes the revised skills matrix is better aligned to meet the current skills and experience for the Board as a dual-listed TSX and NYSE company and the expectations of its Shareholders. The Governance Committee last reviewed the skills matrix and the targets for the Board in December 2024 and February 2025.
The following skills matrix sets out the skills or experience that the Governance Committee has targeted for Directors.

Target Number
STRATEGIC LEADERSHIP
Experience in strategic management, planning and development, or leading organic or acquisition growth.	5
SENIOR EXECUTIVE
Experience as CEO or senior executive officer of a public company or a major private corporation.	4
FINANCIAL LITERACY
Executive or professional experience in public company financial accounting and reporting with knowledge of internal financial controls.	4
INDUSTRY EXPERIENCE
Senior executive experience in the forest products industry or related industries including building products or home building, or with other significant manufacturing operations, including upstream and downstream supply chain and logistics.	3
GEOGRAPHIC EXPERTISE
Executive, management or other significant experience in organizations with international operations including in those countries in which West Fraser operates.	4
RISK MANAGEMENT
Experience identifying, assessing, managing and reporting on corporate risks, including experience with risk management systems.	4
CAPITAL MARKETS
Experience in corporate finance with knowledge of debt and equity markets or experience in investment banking or mergers and acquisitions.	4
GOVERNMENT AND STAKEHOLDER RELATIONS
Experience in, or strong understanding of, public policy related to the forest products industry including community, first nations and shareholder relations.	2
HUMAN RESOURCES AND COMPENSATION
Experience managing or overseeing compensation, benefits and pension programs and executive compensation.	4
Experience with developing or assessing succession planning, talent development and retention.	4
BOARD EXPERIENCE
Prior or current experience as a board member of a major organization (public or private) other than West Fraser.	5
ENVIRONMENT, HEALTH AND SAFETY
Experience in workplace health and safety practices and protection of the environment, including the requirement for a strong safety culture.	4
SUSTAINABILITY, CLIMATE CHANGE AND SOCIAL RESPONSIBILITY
Experience in or with sustainability, climate change, diversity, equity and inclusion and social responsibility programs.	4
TECHNOLOGY
Experience with technology programs and systems, including emerging technologies, information technology systems and/or cyber security.	2
Board members possess many of the targeted skills from the matrix. The “key” skills and experience of each Director are set out in the table biographies under the heading “Information Regarding Nominees for Election as Directors”. The Board is of the view that the minimum target levels have been achieved by the current Board and will be achieved assuming all nominees described above are elected at the Meeting.

Board Tenure
The Company does not have term limits for its Directors, as the Board is of the view that term limits are arbitrary and can result in the removal or exclusion of valuable and experienced Directors solely because of length of service. For similar reasons, in September 2016, the Board considered the continued use of an age limitation for Directors and determined that its continuation was no longer appropriate nor in the best interests of the Company. The Board believes that arbitrary age or term limits can be detrimental to the Company by excluding experienced and valuable candidates with the accompanying loss of continuity and institutional knowledge. Such belief is consistent with the positions of a number of governance and advisory groups.
The decision to not have term limits and to eliminate the age limitation was based upon the Board’s belief that Directors should be assessed on their ability to make meaningful contributions. The Company undertakes regular and rigorous reviews of Board, Committee and Director performance and skills as part of evaluating the overall performance of the Board, Committees and the contributions made by each Director. The Company’s annual performance review and skills assessment is a more meaningful way to evaluate and assess Director performance, and a more effective way to maintain an appropriate balance between the benefits of new and diverse characteristics and perspectives and ensuring there is continuity of institutional and industry knowledge and experience. The Board has demonstrated the effectiveness of its approach.
Over the past several years, the Company has identified and added a number of new Board members as long-term serving Board members have retired. The Board is composed of members with an appropriate mix of Directors who are new to the Company, and who bring fresh perspectives, including those with institutional knowledge and experience. See “Information Regarding Nominees for Election as Directors – Board Renewal” for more information.
The following table shows the tenure of the Directors standing for election at the Meeting (and assumes all proposed Director nominee candidates are elected):

Board Tenure
Tenure	Number of Directors	% of Directors
0 to 1 years	0	0
2 to 5 years	6	50
6 to 10 years	4	33
11 years and over	2	17
Upon election, these Directors will have an average tenure of approximately 9.4 years.
Director Compensation
The HR&C Committee regularly reviews our Director compensation policy and, following a review in December 2018 and October 2021 of director compensation programs of our peers, approved a number of changes to Director compensation. The Board adopted a fixed fee Director compensation structure, which, effective December 31, 2023 through December 31, 2024, consists of the following:

2024 Director Compensation Structure
Retainer	Fee
Annual base retainer	$100,000[1]
Annual equity retainer	$120,000 in DS Units
Annual Committee Chair retainer[2]	$20,000 per Committee
Chair annual retainer[3]	$200,000
Notes:
1.Each Director may elect once each year that up to 100% of the annual base retainer and other retainers be paid in DS Units.
2.For each Chair of the Audit Committee, Governance Committee, Health, Safety & Environment Committee and the HR&C Committee.
3.Exclusive of annual base and equity retainers.
Directors are not paid separate meeting fees or fees for Committee membership and are not provided a travel allowance. The HR&C Committee believes that this compensation structure is consistent with current governance best practices and emphasizes that the role of a corporate Director is not confined to attendance and participation at meetings. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board or Committee meetings or otherwise on Company business.
Under our Equity Holding Requirements Policy, the minimum shareholding requirement for each Director is a multiple of three times the aggregate of a Director’s annual base retainer and annual equity retainer, as described in further detail under the heading “Minimum Equity Holding”. If a Director’s equity ownership exceeds this threshold, that Director has the right to elect to receive cash in lieu of their annual equity retainer payable in DS Units.
The Company has DSU Plans which provides a structure for Directors to accumulate an equity-like holding in the Company. The DSU Plans allow Directors to participate in our growth by providing a deferred payment based on the value of a Common share at the time of redemption. DS Units qualify as equity for the purposes of the minimum equity holding requirement for Directors. Each Director may elect to receive up to 100% of their annual retainers in DS Units and must receive DS Units in payment of the annual equity retainer, unless the Director has achieved the minimum shareholding requirement and elected to receive cash in lieu of DS Units in payment of the annual equity retainer (see “Minimum Equity Holding”). The DS Units are issued based on the weighted average trading price of the Common shares on the TSX during the five trading days prior to their issue for DS Units issued prior to April 2022 and based on the volume weighted average trading price of the Common shares on the TSX on the trading day immediately prior to their issue for DS Units issued after April 2022. Additional DS Units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption.
DS Units are redeemable only after a Director retires, resigns or otherwise leaves the Board and has ceased to fulfill any other role as an officer or employee of the Company. A holder of DS Units may on redemption elect to redeem DS Units in cash or in Common shares, or a combination of cash and Common shares. Where a holder redeems DS Units issued after April 2022 for Common shares instead of cash, such Common shares will not be issued from treasury but will be purchased on the open market. The redemption value for each DS Unit a Director has elected to be redeemed in cash is the weighted average of the trading price on the TSX of a Common share over the last five trading days ending on the date of redemption for DS Units issued prior to April 2022 and is the weighted average trading price of the Common shares on the TSX on the trading day immediately before the date of redemption for DS

Units issued after April 2022. DS Units qualify as equity for the purposes of the minimum equity holding requirement for Directors.
As at December 31, 2024, 91,450 DS Units were held by the Directors that could be redeemed for Common shares should a Director who retires, resigns or leaves the Board elect to redeem DS Units for Common shares instead of cash. No DS Units were redeemed for Common shares in 2024.
In addition, Ms. Lawson and Ms. McMorrow continue to hold Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and are to be paid out in reference to Common shares, in accordance with the terms of the Norbord Acquisition. The Norbord DSUs operate in a similar fashion to the DS Units. See “Norbord DSU Plans”.
The Company also has a Directors’ Share Compensation Plan (the “Compensation Plan”), the purpose of which is to enable each Director to participate in our growth by receiving Common shares in lieu of cash for services performed as Directors. Under the Compensation Plan, Common shares are issued after each quarter at a price per share equal to the weighted average of the trading price for the Common shares on the TSX for the last five trading days in the quarter. The maximum number of Common shares that may be allotted for issuance under the Compensation Plan and the DSU Plan is 100,000.
Total Director Compensation
2024

Name	Fees earned[1] ($)	Share-based awards[2] ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Sean P. McLaren[3]	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Hank Ketcham	300,000	120,000	Nil	Nil	Nil	Nil	420,000
Doyle N. Beneby	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Eric L. Butler	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Reid E. Carter	120,000	120,000	Nil	Nil	Nil	Nil	240,000
John N. Floren	120,000	120,000	Nil	Nil	Nil	Nil	240,000
Ellis Ketcham Johnson[4]	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Brian G. Kenning	120,000	120,000	Nil	Nil	Nil	Nil	240,000
Marian Lawson	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Colleen M. McMorrow	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Janice G. Rennie[4]	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Gillian D. Winckler	120,000	120,000	Nil	Nil	Nil	Nil	240,000
Notes:
1.    The amount represents the total fees earned during 2024, other than the annual equity retainer which is included in the Share-based awards column of this table. These amounts were paid either in cash or DS Units as described in the following chart.
2.    DS Units granted at the end of each quarter in payment of the annual equity retainer are valued based on the volume weighted average trading price of the Common shares on the TSX on the trading day immediately before the end of the quarter.
3.    Mr. McLaren did not receive compensation for his services as a director of the Company. Mr. McLaren's compensation provided for his services as President and CEO of the Company can be found under "Executive Compensation".
4.    Share-based awards were paid in cash to Ms Johnson and Ms. Rennie, rather than DS Units given that each Director achieved the minimum equity holding requirement (see “Minimum Equity Holding”) and elected to receive cash.

Payment of 2024 Compensation

Name	Cash ($)	DS Units[1] ($)
Sean P. McLaren[2]	Nil	Nil
Hank Ketcham	300,000	120,000
Doyle N. Beneby	100,000	120,000
Eric L. Butler	100,000	120,000
Reid E. Carter	75,000	165,000
John N. Floren	Nil[3]	240,000
Ellis Ketcham Johnson	220,000	Nil[4]
Brian G. Kenning	120,000	120,000
Marian Lawson	100,000	120,000
Colleen M. McMorrow	Nil[3]	220,000
Janice G. Rennie	220,000	Nil[4]
Gillian D. Winckler	120,000	120,000
Notes:
1.DS Units are granted quarterly based on the volume weighted average trading price of the Common shares on the TSX on the trading day immediately before the end of the quarter.
2.Mr. McLaren did not receive any compensation for his services as a director of the Company. Mr. McLaren's compensation provided for his services as President and CEO of the Company can be found under "Executive Compensation".
3.Mr. Floren and Ms. McMorrow elected to take all of their annual base retainer in DS Units.
4.This amount was paid in cash rather than DS Units given that the individual Director achieved the minimum equity holding requirements (see “Minimum Equity Holding”) and elected to receive cash.
Direct and Indirect Share and Other Holdings of Current and Proposed Directors
(as at the Record Date)

Name	Shares[1]	DS Units
Hank Ketcham[2]	395,896	4,196
Sean P. McLaren[3]	22,890	Nil
Doyle N. Beneby	Nil	2,356
Eric L. Butler	5,000	1,681
Reid E. Carter	3,000	15,844
John N. Floren	Nil	10,371
Ellis Ketcham Johnson	1,004,990	Nil
Brian G. Kenning	1,000	9,648
Marian Lawson[4]	Nil	7,527
Colleen M. McMorrow[4]	Nil	8,598
Janice G. Rennie	1,000	21,679
Gillian D. Winckler	1,750	9,883
Notes:
1.    Includes Common shares and Class B Shares.
2.    Does not include 3,147,628 Common shares and 1,743,228 Class B Shares held by Ketcham Investments, Inc. See “Voting Securities and Principal Shareholders” for a description of such shareholdings.
3.    Mr. McLaren also holds Options and PS Units as described in the Summary Compensation Table and under the heading Summary of Outstanding Options and the heading RS Units and PS Units.
4.    Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition. The units in the column for DS Units held by Ms. Lawson and Ms. McMorrow include Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and will be paid out in reference to the value of Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord DSU Plans”.

As at the Record Date, based on the closing price of the Common shares on the TSX (the “Closing Price”) of $114.96, the total value of all Shares, exercisable Options and DS Units held by each current Director is as follows:
Value of Shares and DS Units Held by Current and Proposed Directors
(as at the Record Date)

Name	Shares ($)	DS Units ($)	Total Value ($)
Hank Ketcham	45,512,204	482,372	45,994,576
Sean P. McLaren[1]	2,631,434	Nil	2,631,434
Doyle N. Beneby	Nil	270,846	270,846
Eric L. Butler	574,800	193,248	768,048
Reid E. Carter	344,880	1,821,426	2,166,306
John N. Floren	Nil	1,192,250	1,192,250
Ellis Ketcham Johnson	115,533,650	Nil	115,533,650
Brian G. Kenning	114,960	1,109,134	1,224,094
Marian Lawson[2]	Nil	865,304	865,304
Colleen M. McMorrow[2]	Nil	988,426	988,426
Janice G. Rennie	114,960	2,492,218	2,607,178
Gillian D. Winckler	201,180	1,136,150	1,337,330
Notes:
1.Mr. McLaren also holds Options and Units as described in the Summary Compensation Table and under the heading Summary of Outstanding Options and the heading RS Units and PS Units. As of the Record Date, Mr. McLaren also held 3,514 RS Units.
2.Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition. The units in the column for DS Units held by Ms. Lawson and Ms. McMorrow include Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and will be paid out in reference to the value of Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord DSU Plans”.
VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS
As of the Record Date, a total of 77,299,829 Common shares and 2,281,478 Class B Shares were issued, each carrying the right to one vote. Our Class B Shares are equal in all respects to our Common shares and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and the NYSE, while our Class B Shares are not listed for trading. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Shares on a separate class-by-class basis.
The Directors have fixed the close of business on the Record Date for the Meeting, being the date for the determination of the Registered Shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.
To the knowledge of the Directors and the Named Executive Officers (as defined in this Circular under the heading “Executive Equity Holding Requirements”), the only persons who, as at the Record Date, beneficially own or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to any class of our voting securities are as follows:

Name of Holder	Title of Class	Amount Beneficially Owned, Controlled or Directed, Directly or Indirectly	% of Class	% of Total Votes
Banasino Investments S.à r.l.[1]	Common shares	8,356,494	10.81	10.50
Great Pacific Capital Corporation[2]	Common shares	8,926,000	11.55	11.22
Ketcham Investments, Inc.[3]	Common shares Class B Shares	3,147,628 1,743,228	4.07 76.41	3.96 2.19 6.15
Tysa Investments, Inc.[4]	Common shares Class B Shares	2,677,392 333,066	3.46 14.60	3.36 0.42 3.78
Ownership Notes:
1.    According to publicly available filings on EDGAR, any action by Banasino Investments S.à r.l. with respect to Shares held by Banasino Investments S.à r.l., including voting and dispositive decisions, are made by the directors of Banasino Investments S.à r.l., each of whom is appointed and may be removed by Banasino Investments Limited, the parent company of Banasino Investments S.à r.l. Banasino Investments Limited has been reported as a wholly-owned subsidiary of Luda Stiftung, who may be deemed to be a beneficial owner of Banasino Investments S.à r.l.
2.    According to publicly available filings, James A. Pattison has beneficial ownership or control, directly or indirectly, of the 8,926,000 Common shares held by Great Pacific Capital Corporation.
3.     Ketcham Investments, Inc. is controlled by three separate families related to Hank Ketcham, our Chair. Hank Ketcham’s immediate family owns an approximately 22% interest in Ketcham Investments, Inc. and Hank Ketcham is one of four directors on its board and has advised that he does not exercise independent control or direction over Ketcham Investments, Inc. or the Shares of the Company owned by Ketcham Investments, Inc.
4.    Tysa Investments, Inc. is controlled by the family of William P. Ketcham, one of our former Directors.
Share Repurchases
On March 3, 2025, we commenced a normal course issuer bid (the “2025 NCIB”), allowing us to acquire up to 3,868,177 Common shares for cancellation until the 2025 NCIB’s expiry on March 2, 2026. The 2025 NCIB represents approximately 5% of the Common shares issued and outstanding as at February 18, 2025.
On March 1, 2024, we commenced a normal course issuer bid (the “2024 NCIB”), allowing us to acquire up to 3,971,380 Common shares for cancellation until the 2024 NCIB’s expiry on February 28, 2025. We purchased 2,079,530 Common shares under the 2024 NCIB.
Shareholders may obtain a copy of the notices filed with the TSX in relation to the 2025 NCIB and the 2024 NCIB, free of charge, by contacting Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development at (416) 777-4426 or by email at shareholder@westfraser.com.
APPOINTMENT OF THE AUDITOR
Our current Auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, of 700 – 250 Howe Street, Vancouver, B.C. PricewaterhouseCoopers LLP has been our Auditor for more than seven years.
The Auditor is appointed by the Shareholders, performs its role as the Auditor of our annual financial statements on their behalf, and reports the results of the audit to them. In order to assure the Shareholders that the audit is effective, the Auditor is required to confirm to the Audit Committee its independence from our management in connection with the audit. PricewaterhouseCoopers LLP has confirmed its independence from our management in connection with the audit of our consolidated financial statements for the years ended December 31, 2024 and December 31, 2023.

All services provided by the Auditor are subject to the pre-approval of the Audit Committee through established procedures and a written policy. Management provides regular updates to the Audit Committee of the services that the Auditor undertakes on the Company’s behalf. As part of its mandate, the Audit Committee manages the Company’s relationship with the Auditor, through, among other things, a formal review of the performance of the Auditor. The lead Audit partner on the West Fraser audit engagement is required by the SEC to rotate every five years.  The most recent rotation was completed in 2022.
During 2024, the Audit Committee met with the Auditor and members of management to review the overall scope and specific plans for the audit of our consolidated financial statements. In addition, the Auditor was engaged to review our unaudited quarterly consolidated financial statements and earnings releases and discussed these with management and the Audit Committee during the relevant quarters. Representatives of the Auditor meet with the Audit Committee in the absence of management representatives as part of each regularly scheduled meeting of the Audit Committee.
The Auditor, the Audit Committee and management maintain regular and open communications regarding the audit of our financial statements. No disagreement arose among the Auditor, the Audit Committee and our management on any matter affecting the audit of our financial statements.
For the years ended December 31, 2024 and 2023, the fees for audit, audit-related, tax and all other services provided to the Company by PricewaterhouseCoopers LLP were the following:

Fees (in USD$ thousands)	2024[1]	2023[1]
Audit Fees[2]	2,761	2,776
Audit-Related Fees[3]	108	255
Tax Fees[4]	—	22
All Other Fees[5]	52	34
Total	2,921	3,087
Notes:
1.Amounts represent actual and estimated fees related to the respective fiscal years noted. Amounts are billed and paid in Canadian Dollars, British pounds sterling, and Euros and have been translated to United States Dollars (USD) using the average exchange rate for the respective years noted. Audit Fees and Audit-Related Fees represented 98% of all fees paid to the Auditor in 2024 and 98% of all fees paid to the Auditor in 2023.
2.Audit Fees relate to the integrated audit of our annual consolidated financial statements and the effectiveness of internal control over financial reporting as of December 31, 2024, reviews of our interim consolidated financial statements, and statutory audits of the financial statements of our subsidiaries.
3.Audit–Related Fees include employee benefit audits, services associated with registration statements, prospectuses, and other documents filed with securities regulators, and due diligence assistance.
4.Tax Fees relate to tax compliance, tax advice, and tax planning services.
5.All Other Fees relate to fees in connection with translation services and limited assurance engagements relating to climate matters.
For additional information concerning the Audit Committee and its members see “Audit Committee” in the Annual Information Form, which is available at www.sedarplus.ca and www.sec.gov/edgar under our profiles.

ADVISORY RESOLUTION ON THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION (SAY ON PAY)
Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incentivized to create value for our Shareholders on a sustainable basis. As a Shareholder you are asked to consider and approve the following advisory (non-binding) resolution:
Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in advance of the 2025 annual general meeting of the Shareholders of the Company.
Because your Say on Pay vote is advisory, it will not be binding upon the Board. However, the HR&C Committee will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy, policies and programs. The Board confirms that the Company’s current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s “Say on Pay” Policy for Boards of Directors released in September 2010.
We have held advisory votes on our approach to executive compensation at each annual meeting of Shareholders since 2014. In the most recent “Say on Pay” vote in April 2024, approximately 97% of the votes were voted FOR the Company’s approach to executive compensation.
The management proxyholders intend to vote FOR the approval of the advisory (non-binding) resolution on executive compensation, except in relation to Shares held by a Shareholder who instructs otherwise.
OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES
Governance Policy
Our Board believes that sound governance practices are essential to the effective and efficient operation of the Company and to the enhancement of Shareholder value. We established a corporate governance policy (the “Governance Policy”) in 2002 which was updated and re-approved by our Board on December 11, 2024. The Governance Policy is reviewed annually by the Governance Committee which, from time to time, recommends updates and changes to such policy to the Board as may be required. The full text of the Governance Policy may be reviewed on our website at www.westfraser.com.
The following disclosure has been prepared under the direction of our Governance Committee and has been approved by the Board.
Chair of the Board
Hank Ketcham retired from his role as our Executive Chair effective April 19, 2016 and assumed the position of Chair of the Board. Hank Ketcham was appointed our President and CEO in 1985 and assumed the role of Chair of the Board in 1996. In 2012, he relinquished the title of President and, on March 1, 2013, Mr. Ketcham retired as our CEO and was designated as our Executive Chair of the Board.

As of the Record Date, more than eight years have passed since Hank Ketcham served in any executive capacity with the Company. Mr. Ketcham does not engage in any related party transactions with the Company and does not have any consulting or advisory or other contractual arrangements with the Company outside of his role as the non-executive Chair and a member of the Board.
For his duties as Chair of the Board, the Board has approved, on the advice of the HR&C Committee, Hank Ketcham’s annual Chair retainer in the aggregate amount of $200,000 per annum, exclusive of annual Director base and equity retainers. As of May 1, 2016, Mr. Ketcham was permitted to elect to receive all or a portion of his compensation in DS Units. Mr. Ketcham ceased to participate in our Bonus Plan after 2014 and ceased to participate in our long-term incentive plans as of January 1, 2016.
The Board has considered the issue of the Chair’s relationship with management in the context of the need to ensure the Board’s independence from management and has determined that the Chair is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Chair is a director and minority shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under “Voting Securities and Principal Shareholders”. The Board considers that these relationships assure that the interests of the Chair are closely aligned with Shareholder interests and independent of management.
The Board has developed a formal position description for the position of Chair of the Board, which provides that the Chair of the Board leads the Board in its supervision of the business and affairs of the Company and its oversight of management. The responsibilities of the Chair include, among other things: (a) managing the affairs of the Board and monitoring its effectiveness; (b) ensuring that all matters of strategic importance are being dealt with at the Board level during the course of the year; (c) facilitating the Board’s and management’s efforts to promote engagement with, and feedback from, Shareholders and other stakeholders; (d) acting as an advisor to, and principal sounding board for, the CEO; (e) communicating to the CEO any matters arising from the Board’s meetings or meetings with Shareholders and other stakeholders that require management’s attention; and (f) supporting and assisting the Board, the HR&C Committee and the Governance Committee in the evaluation of, and succession planning for, the CEO.
Governance & Nominating Committee
The Board has established a Governance Committee comprised entirely of independent Directors. The mandate of the Governance Committee is summarized later in this Circular under “Committees of the Board”. The Board, through the Governance Committee, monitors changes to the regulatory, business and investment environments with respect to governance practices and regularly reviews governance issues with a view to ensuring that both our Governance Policy and our actual practices continue to serve the best interests of our Shareholders, employees and other stakeholders.
Majority Voting Policy
In February 2011, the Board reviewed and adopted a majority voting policy on the recommendation of the Governance Committee. The majority voting policy has been updated from time to time since adoption including the most recent amendment in February 2021 and reviewed and re-approved annually by the Board. Under this policy, a Director who is elected in an uncontested election with more votes withheld than cast in favour of their election will be required to tender their resignation to the Chair of the Board.

If such a Director refuses to tender their resignation, such Director will not be nominated for election the following year. The resignation will be effective when accepted by the Board, and any Director who tenders their resignation may not participate in the deliberations of either the Committee or the Board which relate to such Director’s resignation. This policy does not apply to an election that involves a proxy contest.
The Governance Committee will convene a meeting and will consider the offer of resignation and make its recommendation to the Board on whether the resignation should be accepted. The Governance Committee will generally be expected to recommend to the Board that it accept the resignation, except in exceptional circumstances. The Board expects that resignations will be accepted unless there are exceptional circumstances that warrant a contrary decision. The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the Shareholders’ meeting at which the election occurred, and a copy of the news release will be provided to the TSX and the NYSE. Management will not re-nominate for re-election any Director who fails to comply with this policy.
In addition, subject to the requirements of the Articles and the BCA, in the event a majority of the members of the Governance Committee receive a greater number of votes withheld than votes for their election, the other Directors will appoint a Committee consisting only of those other Directors and solely for the purpose of considering the tendered resignations and such Committee will convene a meeting and recommend to the Board whether or not to accept these resignations.
Advance Notice Policy
Pursuant to the advance notice policy adopted by the Board on February 13, 2014, and subsequently incorporated as an amendment to our Articles following approval by Shareholders on April 29, 2014, any additional Director nominations for the Meeting must have been received by the Company no later than the close of business on March 24, 2025. No such nominations have been received as of the date of this Circular. If no such nominations are received by the Company prior to such date, management’s nominees for election as Directors set forth above will be the only nominees eligible to stand for election at the Meeting. The advance notice provisions provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors. See our Articles on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar and our website at www.westfraser.com for the terms of our advance notice provisions.
Code of Conduct and Whistleblower Policy
In 2004, the Board approved a code of conduct for the Company and its Directors, officers and employees (the “Code of Conduct”). Since adoption, the Code of Conduct has been revised from time to time to update for current best practices and developments with the Code of Conduct being most recently amended on February 12, 2025. The Code of Conduct has been filed on SEDAR+ under the Company’s profile.
The Code of Conduct sets out expectations for compliance with laws, safety and health, environmental stewardship, discrimination and harassment, conflicts of interest, ethical conduct, fair dealing, human rights, anti-bribery, accounting, reporting and disclosure of information, protection over confidential personal information and other important areas.

The Code of Conduct applies to all Directors, officers and employees of West Fraser and its subsidiaries and it applies to West Fraser’s contractors, consultants, agents and representatives when acting on behalf of West Fraser. Our Code of Conduct further emphasizes West Fraser’s commitment to environmental stewardship and supporting the communities in which West Fraser operates. The Code of Conduct includes provisions prohibiting certain insiders who are subject to minimum shareholding requirements from purchasing financial instruments designed to hedge or offset any decrease in the market value of our Shares, Options or units.
The Code of Conduct also references and incorporates the Company's whistleblower policy which was established as a standalone policy in February 2025 in order to help improve visibility of the whistleblower procedures and to aid in outlining accountability, process and strengthen internal compliance (the “Whistleblower Policy”). The Whistleblower Policy incorporates a “whistleblower” procedure for the reporting by any person of potential breaches of the Code of Conduct or other misconduct (whether illegal or unethical), including complaints regarding accounting, internal accounting controls or auditing matters and any other company policy violations.
A whistleblower report can be made by any of the following options:
(i)by leaving a voice report with the Company’s Director of Internal Audit at (604) 895-2700 or by mailing or couriering a report to the Company’s head office at 1500-885 West Georgia St., Vancouver, B.C., V6C 3E8, addressed to the Director of Internal Audit and marked “Personal and Confidential”; or
(ii)through our reporting hotline that is managed by ClearView Connects, an independent third party service provider that will receive confidential and, if required, anonymous reports, by submitting an on-line report through the below website or by calling and making a report as follows:
Website: www.clearviewconnects.com
Mail: ClearView Connects – PO Box 11017, Toronto, Ontario, M1E 1N0
North American Hotline: 1 (866) 608-7287 / European Hotline: 00 800 9643 9643
Any submission regarding an actual or potential misconduct will be treated on a confidential basis.
The Code of Conduct includes an acknowledgement with respect to compliance to be confirmed by each Director and each member of management. All Directors, members of management and substantially all salaried employees periodically confirm compliance with the Code of Conduct and any instances of non-compliance are reported to the Board. Code of Conduct training is conducted as part of the onboarding process and annually thereafter for employees. In 2024, no waivers of the application of the Code of Conduct were requested of, or granted by, the Board. The full text of the Code of Conduct and the Whistleblower Policy may be viewed on our website at www.westfraser.com.
Anti-Trust Policy
On September 8, 2021, the Company adopted the Anti-Trust Policy outlining our commitment to comply with all applicable competition and antitrust laws, which are in place to prevent activities among competitors that could unfairly control the market and harm the consumer and not engage in activities that would reasonably appear to be an unfair trade practice, unreasonable restraint of trade or an attempt to use a dominant position to discourage competition.

We updated the Anti-Trust Policy in 2024 and early 2025 to address regulatory changes in the jurisdictions we operate, and continue to conduct regular reviews and updates of our Anti-Trust Policy and training to support understanding and update on recent developments in this area. We expect all our employees, officers and Directors to comply with the Anti-Trust Policy, a full copy of which is available at: www.westfraser.com.
Supply Chain & Human Rights Policy and Supplier Code of Conduct
On December 12, 2023, the Supply Chain & Human Rights Policy and the Supplier Code of Conduct were approved by the Board. These Policies form part of our commitment to sustainability and reflect the Company’s evolving approach to ESG matters and our associated efforts to ensure regulatory compliance.
The Supply Chain and Human Rights Policy outlines our commitment to human rights throughout our supply chain. Along with the Supplier Code of Conduct, these documents set out our expectations for suppliers to abide by internationally recognized human rights standards. Both Policies are in place to prevent and reduce instances of human rights abuses, including forced and child labour, in our supply chain. The Supply Chain & Human Rights Policy integrates the Supplier Code of Conduct into our supplier contracts going forward.
We expect all our employees, officers and Directors to comply strictly with the Supply Chain & Human Rights Policy, and, similarly, for our suppliers to understand and comply with the Supplier Code of Conduct. Full copies of these Policies are available at: www.westfraser.com.
Anti-Bribery and Anti-Corruption Policy
On December 12, 2023, the Anti-Bribery and Anti-Corruption Policy was approved by the Board. The Anti-Bribery and Anti-Corruption Policy outlines our commitment to comply with all applicable anti-bribery and anti-corruption laws, and reflects our efforts to prevent any improper payments or benefits being given or offered to public officials or other third parties to secure an undue advantage in connection with any aspect of the Company’s business.
Bribery is illegal, harms our business and the communities we work within, and undermines fair trade. We expect all our employees, officers and Directors to comply with the Anti-Bribery and Anti-Corruption Policy, a full copy of which is available at: www.westfraser.com.
Charters
The Board has developed and approved formal charters for each of the Audit, HR&C, Governance, and Health, Safety & Environment Committees as well as formal position descriptions for each of the positions of Chair of the Board and CEO. The charters of these Committees and position descriptions are reviewed annually and revised, as required, by the Board.
On April 20, 2022, the Board approved amendments to the position descriptions of the Chair of the Board and CEO. The Chair of the Board’s general mandate is to ensure the effective and independent conduct of the Board. The CEO’s general mandate is to implement the Company’s strategic and operating plans and enhance Shareholder value. The position descriptions for the Chair of the Board and the CEO are reviewed annually.
The Governance Committee Charter was revised and re-approved by the Board on December 11, 2024 to include the review of director interlocks and charitable and political donations policies.

The Health, Safety & Environment Committee Charter was revised and re-approved by the Board on February 15, 2022.
The Audit Committee Charter is reviewed annually and was revised by the Board in 2017 and was again reviewed and updated in February 2020 to provide, among other things, that the Audit Committee would have oversight responsibility over the information technology, cyber security and information systems risks and on April 20, 2021, following the listing of Common shares on the NYSE, the Audit Committee Charter was further revised for compliance with NYSE rules and regulations and conformity with best corporate governance practices. These changes included certain administrative matters such as setting out the matters under the Audit Committee’s oversight responsibility, other disclosure-oriented process items such as specifying that the Audit Committee will review with management and the Auditor all news releases that contain first time disclosure of significant financial information and certain technical items such as setting out in detail the independence and financial literacy qualifications for Audit Committee members. Housekeeping amendments to the Audit Committee Charter were made in April, 2024.
The HR&C Committee Charter is reviewed annually. It was last updated on February 11, 2021, to provide for conformity with best practices related to engagement of outside advisors or consultants and the NYSE rules for determination of independence of HR&C Committee members and on December 7, 2021, to approve amendments that were part of the adoption of the Pension Oversight Committee of management into the governance structure.
The Company continues to review its Committees’ charters for updates and changes as may be required in connection with best practices and regulatory and stock exchanges requirements and will continue to monitor and update its Committees’ charters as necessary to comply with applicable law and current best governance practices.
These materials may be viewed on our website at www.westfraser.com.
Minimum Equity Holding
Under our Equity Holding Requirements Policy, the minimum equity holding requirement for Directors is a number of Shares or DS Units having a value of not less than three times a Director’s total annual base and equity retainers. Based on the current retainer amounts, this would total $660,000.
Shares, DS Units, Norbord DSUs (in the case of Ms. Lawson and Ms. McMorrow) and RS Units held by a Director are eligible to be included in determining whether the minimum equity holding requirement has been met (but Options and PS Units are not eligible). For the purposes of such calculation, Shares, DS Units and Norbord DSUs (in the case of Ms. Lawson and Ms. McMorrow) held by a Director will be valued annually based on the greater of (1) their original cost or grant date value, and (2) the closing price on December 31 of the most recently completed financial year (or, if such date is not a trading date, on the last trading date of such year). This policy requires that all Directors meet the minimum equity holding requirement within five years of election or appointment and, if after any annual valuation of a Director’s equity holdings the value of the Director’s holdings falls below the requirement, the Director will have one year to regain compliance.
If a Director exceeds the minimum equity holding requirement, the Director may elect to receive, in lieu of DS Units, all or a designated portion of their annual equity retainer in cash.

For a description of the equity holdings of the Directors as of the Record Date, see the chart under the heading “Payment of 2024 Compensation”. The equity holding requirements for senior executives are described under “Executive Equity Holding Requirements”.
Director Equity Holdings
(as at December 31, 2024)

Name	Shares	DS Units	Total	Value[1] ($)	Meets Requirement?
Hank Ketcham	395,896	4,181	400,077	49,829,590	Yes
Sean P. McLaren	22,890	Nil	22,890	2,850,950	Yes
Doyle N. Beneby[2]	Nil	2,348	2,348	292,443	No2
Eric L. Butler	5,000	1,676	6,676	831,496	Yes
Reid E. Carter	3,000	15,786	18,786	2,339,796	Yes
John N. Floren	Nil	10,334	10,334	1,287,100	Yes
Ellis Ketcham Johnson	1,004,990	Nil	1,004,990	125,171,505	Yes
Brian G. Kenning	1,000	9,613	10,613	1,321,849	Yes
Marian Lawson[3]	Nil	7,499	7,499	934,000	Yes
Colleen M. McMorrow[3]	Nil	8,568	8,568	1,067,144	Yes
Janice G. Rennie	1,000	21,598	22,598	2,814,581	Yes
Gillian D. Winckler	1,750	9,847	11,597	1,444,406	Yes
Notes:
1.Based on the TSX closing price on December 31, 2024 of $124.55. Equity holdings and compliance under the Equity Holding Requirements Policy are valued and assessed annually.
2.Mr. Beneby was elected a Director on April 18, 2023. Each Director is permitted to meet the minimum shareholding requirement within five years of their appointment. Mr. Beneby purchased 3,223 Shares after the Record Date.
3.DS Units held by Ms. Lawson and Ms. McMorrow include both DS Units and Norbord DSUs, which have been adjusted by the Exchange Ratio and to be paid in Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord DSU Plans”.
Mandate of the Board
Our Board has expressly assumed overall responsibility for the stewardship of the Company, including responsibility for: (i) adoption of a strategic planning process and approval of a strategic plan; (ii) identification of the principal risks to our business and implementation of appropriate systems to manage these risks; (iii) succession planning, including appointment, training and monitoring of our senior management; (iv) implementation of a communication policy regarding our disclosure of corporate information; and (v) ensuring the integrity of our internal controls and management information systems including accounting systems.
The Board met six times in 2024. Independent Directors also met without management at every Board meeting in 2024. During the regularly scheduled meetings, the Board received, reviewed and contributed to management’s strategic planning and operating and capital plans, taking into account identified business opportunities and business risks. In conjunction with the ongoing planning process, the Board regularly reviews, with management, the strategic environment, the emergence of new opportunities and risks, and the implications for our strategic direction.
The Board has, with the advice of management, identified the principal risks to our business and has overseen management’s establishment of systems and procedures to ensure that these risks are monitored.

These systems and procedures provide for the effective management of our manufacturing assets, forest resources and financial resources, and compliance with all regulatory obligations. Management prepares and submits annually to the Board a matrix identifying key short-term and long-term enterprise risks together with an analysis of each risk and management’s mitigation strategy. In addition, management regularly reports to the Board on key evolving or new focus risks. The annual risk matrix and the focus risks are reviewed by the Board and consideration is given to any changes in circumstances that could either heighten or diminish the nature of a particular risk. The Board understands that our major risks are associated with safety, the environment, climate change and sustainability, access to raw materials, our product end markets, recruitment and retention, and cyber security. At the Board meeting in September 2024, the Board participated in a multi-day session on management's approach to artificial intelligence within the business, including presentations from leading third-party advisory and consulting companies in the sector.
The Board receives and reviews regular reports on our operations, including reports dealing with safety and environmental issues.
The Board is responsible for the supervision of our senior management to ensure that our operations are conducted in accordance with objectives set by the Board. All appointments of senior management are approved by the Board. As part of our planning process, succession planning for senior management positions is regularly reviewed and discussed.
ESG Oversight
Our commitment to sustainability starts at the top and at the Board level. Our Board of Directors is responsible for overseeing overall management and integration of sustainability, climate change and environmental, social, and governance (“ESG”) matters throughout the Company. This includes overseeing sustainability strategies, monitoring the practices of the Company relating to health and safety and people and culture and receiving regulatory updates. The Board’s goal is to ensure we operate as a sustainable business, optimizing financial returns while effectively managing risk. ESG governance, risk oversight and disclosure is a regular topic of discussion at Board and committee meetings.
The Company’s approach to ESG continues to grow and evolve in line with the needs, demands and expectations of its shareholders, regulators and stakeholders. In 2021, the Board and management conducted a comprehensive review of our sustainability and ESG-related approach and evaluated both the best practices and approaches of our peers.
As a result of the review, our Board has delegated oversight of certain ESG responsibilities to its Committees and management, which report their findings and provide recommendations to the Board. As ESG is a cross-functional discipline encompassing a wide range of issues, and thus is relevant to all Committees, different aspects of our ESG performance fall under each of our Committees and management. The Committees work together with management to identify ESG issues most pertinent to the Company’s business and its key stakeholders, and to help develop the policies and processes to integrate ESG into the Company’s long-term strategy and risk management responsibilities. The Board and its various Committees typically consider climate-related matters at the majority of its meetings annually.

Oversight of governance-related ESG policies and programs is a responsibility that was specifically added in 2021 to the Charter of the Governance Committee, which also is responsible for monitoring diversity at the Board level, corporate governance practices and compliance with the Code of Conduct. In addition to oversight responsibility for the Company’s annual financial statements and audits, the Audit Committee ensures that financial risks, compliance matters and ethics complaints are properly managed and addressed. The HR&C Committee oversees the goals and risks associated with the Company’s compensation programs and oversight of the equity holding policy and the clawback policies. The Health, Safety and Environment Committee is responsible for, among other things, overseeing the Company’s key environmental and sustainability objectives established by management and the Board and reviewing the Company’s current sustainability report. Furthermore, management reports to the Board on issues related to stakeholder engagement, particularly with respect to relationships with local communities and Indigenous peoples and our actions to meaningfully advance reconciliation.
At the management level, West Fraser’s CEO and executive team are responsible for implementing the Company’s strategy and sustainability targets. The Chief Forester Canada oversees compliance with Canadian forestry regulations and certification. He is responsible for the practice and maintenance of sustainable forest management, strategic issues with regard to forest management-related environmental performance, climate risks and opportunities, and forest carbon. The Senior Vice-President, Western Canada oversees pulp, bioenergy development, projects, energy reduction initiatives and greenhouse gas emissions reporting. The Manager, Energy & Bioproduct Development leads corporate initiatives in energy reduction, bioproduct research and development and greenhouse gas emissions reporting. The Senior Vice-President, Corporate Services is responsible for the Company’s sustainability report and regularly engages with federal and provincial governments on climate policy, and the Company’s environmental performance. The Chief Environment and Sustainability Officer assists West Fraser’s operations to meet climate and carbon policy and regulations that may affect the Company or manufacturing facilities.
On February 15, 2022, we announced a commitment to set and we set science-based targets to achieve near-term greenhouse gas reductions across all our operations located in the United States, Canada, United Kingdom and Europe. In April 2023, the Science Based Targets Initiative completed its validation of the science-based targets we set in the first quarter of 2022. The Board is responsible for oversight of climate-related targets and management reports progress against those targets to the Board.
West Fraser is preparing for emerging sustainability-related regulatory requirements by aligning to internationally-recognized International Sustainability Standards Board standards, Corporate Sustainability Reporting Directive, European Union Deforestation Regulation and the Taskforce on Nature-related Financial Disclosures. This includes policy development, management systems integration, and enhanced performance tracking related to environment and social impacts.
A snapshot of the Board’s delegated responsibilities to its Committees as related to ESG matters is as follows:

Corporate Disclosure Policy
The Board has, as part of our Governance Policy, approved a corporate disclosure policy (the “Corporate Disclosure Policy”), to be overseen by a disclosure committee (the “Disclosure Committee”) that is intended to ensure that all material information relating to the Company is communicated appropriately to our Shareholders and the public. The Corporate Disclosure Policy is reviewed annually and was most recently revised on December 12, 2023 to include certain clerical updates and requires materials posted to certain areas of the Company’s website have prior review under the policy. The Corporate Disclosure Committee is a minimum of five members and maximum of seven members, comprised of the CEO, the Senior Vice-President, Finance and CFO and senior leadership from operations, sales and legal as designated by the CEO and the Senior Vice-President, Finance and CFO from time to time.

Under the Corporate Disclosure Policy, the Disclosure Committee is responsible for reviewing and approving all material continuous disclosure, including annual and interim financial statements, management discussion and analysis and financial results press releases, other press releases that contain material information or disclosure of first-time significant financial information, information circulars, annual information form, annual reports, prospectuses and other offering or tender documents. The Disclosure Committee reviews these materials before they are provided to the Board or the applicable Board committee for review and approval. The Corporate Disclosure Policy may be viewed on our website at www.westfraser.com. In addition to annual meetings of Shareholders, meetings are held from time to time each year between management representatives and various investors, investment analysts, credit rating agencies and financial institutions, all of which are governed by the Corporate Disclosure Policy.
Audit Committee
The Board, through the Audit Committee, is responsible for overseeing our financial reporting and audit process and requiring that management has designed and implemented and maintains an effective system of internal controls and management information systems. The Audit Committee generally meets twice annually with the Auditor to discuss the annual audit. These meetings are in addition to regular meetings, in which the Auditor participates, during which the Audit Committee reviews and approves certain of our quarterly reports. The Audit Committee has been delegated the authority to approve our quarterly financial statements and quarterly earnings announcements before publication, other than those related to the fourth quarter and annual results. At regular meetings, the Audit Committee also meets separately and in-camera with the Auditor without management and separately and in-camera with management without the Auditor. The Audit Committee has complete and unrestricted access to the Auditor.
In 2024, the Audit Committee focused on these key areas:
•reviewing significant accounting and financial reporting issues and assessing the appropriateness of our financial reports;
•overseeing and assessing the adequacy and effectiveness of our internal control procedures over annual and interim financial reporting;
•managing our relationship with the Auditor, through, among other things, a formal review of the performance of the Auditor;
•reviewing with management the adequacy and effectiveness of our systems for monitoring compliance with financial reporting and disclosure laws, including disclosure controls and procedures;
•overseeing compliance with our Code of Conduct and the process through which complaints (including regarding accounting, internal accounting controls or auditing matters or other misconduct) are received and dealt with, including confidential and anonymous submissions and those that are of a sensitive or “whistleblower” nature; and
•identifying and overseeing our principal information technology, cyber security, information security and information technology networks and information systems risks.

In order to provide reasonable assurance that our financial reporting is complete, fairly presented and employs appropriate accounting principles, the Audit Committee reviews the following documents with management and the Auditor and recommends them to the Board for approval:
•annual and interim financial statements and reports; and
•the related management’s discussion and analysis of financial performance.
The Audit Committee reviews with management and the Auditor relevant and applicable legal and regulatory developments and the adoption and disclosure of new accounting standards. It also assesses the potential impacts of choosing between accounting alternatives.
As part of its mandate, the Audit Committee is responsible for reviewing any related party transaction in which a Director or a member of senior management has an interest, and making recommendations to the Board. The Audit Committee reviews such transactions in accordance with applicable legislation to ensure they reflect market terms and conditions, are at commercial arm’s length terms, and are in the best interests of the Company. The Audit Committee has the ability to retain independent advisors to provide advice on any proposed related party transactions. Any recommendations or advice pertaining to a specific matter is then communicated to the Board.
In connection with the Board’s overall enterprise risk management responsibility, the Audit Committee of the Board has been delegated the responsibility to, with the advice of management, identify the principal financial and audit risks of the Company and establish systems and procedures to ensure these principal financial and audit risks are monitored, and to make recommendations to the Board, which will include discussions with management relating to identification of key risks, including, without limitation significant financial risk exposures, significant audit risks, and the principal information technology risks, including cyber security, data protection, information security and information systems risks; the establishment of systems and procedures to ensure these risks are monitored; the steps management has taken to assess, monitor and control, manage or mitigate the Company’s exposures to these risks; the adoption of controls to prevent and detect fraud or improper or illegal transactions or payments and to ensure compliance with anti-fraud and anti-bribery laws; implementing guidelines and policies to govern the process by which risk assessment and management is undertaken and monitoring and reviewing, at least annually and more frequently as may be required, the processes and controls designed to identify, assess, monitor and manage the risks referred to above.
The Audit Committee receives regular briefing materials from management, at least semi-annually, on information technology, cyber security, information security and information technology networks and information systems risks, including details of top threats, risk management activities, vendor and supply chain monitoring, and internal training and awareness programs.
We rely on industry accepted security measures and technology to protect our information systems and confidential and proprietary information.  Our information security management systems are based on ISO27001: 2022. See the “Risks and Uncertainties – Information Technology” and “Risks and Uncertainties – Cyber Security” sections of our Management’s Discussion and Analysis for the year ended December 31, 2024, for a discussion of the related risks and uncertainties associated with our business. The Company does not carry cyber security insurance.

Decisions Requiring Prior Approval by the Board
The Board has overall responsibility for the stewardship of the Company. Any responsibility that is not delegated to management or to a Committee remains with the full Board. We maintain policies with respect to matters requiring prior approval of the Board. These policies, and understandings between management and the Board through previous Board practice and accepted legal practice require that our annual operating and capital plans, significant capital expenditures and all transactions or other matters of a material nature involving the Company or any of its subsidiaries must be presented by management for approval by the Board.
Shareholder Feedback and Concerns
The Board and management welcome interaction with our Shareholders and believe that it is important to have direct regular and constructive engagement with our Shareholders to permit open dialogue and the exchange of ideas.
West Fraser communicates with its Shareholders and other stakeholders through various channels, including our annual report, management information circular, annual information form, quarterly reports, news releases, website, presentations at investor and industry conferences and other materials prepared in connection with the continuous disclosure requirements of the TSX, the NYSE and securities regulatory authorities. In addition, our quarterly earnings call is open to all Shareholders. Our website, at www.westfraser.com, also provides extensive information about the Company and all news releases issued by us are available on the website for viewing.
We maintain a policy of ongoing communication with investors and with representatives of the investment community. This process consists of periodic meetings with investment fund managers and investment analysts as well as individual investors and Shareholders, although always in circumstances that assure full compliance with disclosure requirements.
Inquiries by Shareholders are directed to, and dealt with by, members of senior management. Shareholders and potential investors are encouraged to communicate on any issues, including those relating to executive and Director compensation, directly with members of our senior management. All communications are subject to our Corporate Disclosure Policy. Shareholders may communicate their views to senior management by contacting our main investor contact as set out below:
West Fraser Timber Co. Ltd.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6C 3E8
Attention: Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development
Email: shareholder@westfraser.com

Our Board values regular and constructive engagement with Shareholders and encourages Shareholders to express their views on governance matters directly to the Board. Questions regarding our governance practices can be sent to the Chair as set out below:
West Fraser Timber Co. Ltd.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6C 3E8
Attention: Chair of the Board
Expectations of Management
The Board has determined its expectations of management, which include provision of information and implementation of processes that enable the Board to identify risks and opportunities for the Company, the identification of appropriate comparisons and benchmarks against which our performance may be measured, and the provision of information and data that permits the Board to monitor ongoing operations, and management understands these expectations. As part of the ongoing process of monitoring the performance of management, the Board receives operational updates on each of our business units at each Board meeting. These updates compare actual performance to our annual plan and historical results and include a discussion of all significant variances.
As part of the monitoring process, the CEO submits to the Board at the beginning of each year a written report setting out goals, expectations and priorities for the year. These are reviewed by the Board and may be varied based on the Board’s comments. At the end of the year, a report is submitted to the Board by the CEO that sets out achievements relative to the original goals and expectations. Both the Board and the CEO expect that the level of those achievements will be taken into account when establishing the CEO’s compensation for the following year.
Composition of the Board
Independence
We are required to assess and disclose which of our Directors are, or are not, “independent” of management as that term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”). We also assess the independence of our Directors under the applicable rules of the NYSE. 11 of our 12 current Directors are independent, while Sean McLaren is considered not independent. Below is a summary of the basis of our determinations in respect of all current and proposed Directors:

Name	Determination and Basis
Hank Ketcham	Independent (see commentary below)
Sean P. McLaren	Non-independent (Basis for Determination: Currently our President and CEO)
Doyle N. Beneby	Independent
Eric L. Butler	Independent
Reid E. Carter	Independent
John N. Floren	Independent
Ellis Ketcham Johnson	Independent (see commentary below)
Brian G. Kenning	Independent
Marian Lawson	Independent
Colleen M. McMorrow	Independent
Janice G. Rennie	Independent
Gillian D. Winckler	Independent
Where an individual is, or has been within the last three years, an employee or executive officer of an issuer, NI 52-110 provides that such individual is deemed to have a material relationship with the issuer and thus would be considered non-independent of the issuer.
Hank Ketcham was appointed our President and CEO in 1985 and assumed the role of Chair of the Board in 1996. In 2012, he relinquished the title of President and, on March 1, 2013, Mr. Ketcham retired as our CEO and was designated as our Executive Chair of the Board. Hank Ketcham retired from his role as our Executive Chair effective April 19, 2016 and assumed the position of Chair of the Board.
As of the Record Date, more than eight years have elapsed since Hank Ketcham served in any executive capacity with the Company, and nine years will have elapsed as of the date of the Meeting. Mr. Ketcham does not engage in any related party transactions with the Company and does not have any consulting, advisory or other contractual arrangements with the Company outside of his role as the non-executive Chair and a member of the Board.
Having regard to Hank Ketcham’s past relationships with the Company and considering his current relationships with management and the Company and the passage of time and other factors, the Board determined that there are no “material relationships” (within the meaning of NI 52-110) which could, in the view of the Board, be reasonably expected to interfere with Hank Ketcham’s exercise of independent judgment.
The Board also considered the issue of the Chair’s relationship with management in the context of the need to ensure the Board’s independence from management and determined that the Chair is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Chair is a director and shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under “Voting Securities and Principal Shareholders”. The Board also considers that these relationships assure that the interests of the Chair are closely aligned with Shareholder interests.

Ellis Ketcham Johnson was appointed to the Board at the Company’s annual general meeting held April 20, 2021. Ellis Ketcham Johnson is a cousin of Hank Ketcham, the Company’s current Chair and former member of our management. The Board has considered this relationship and interest, including the shareholding interests of Ellis Ketcham Johnson and those of Hank Ketcham, and the fact that neither Ellis Ketcham Johnson nor Hank Ketcham are executives or employees of the Company and do not have any other material financial, familial or other relationship with the Company or its executives, and has determined that Ellis Ketcham Johnson is sufficiently independent of our management and has interests aligned with Shareholders to the extent that such independence qualifies her to be a member of the Board and make a valuable contribution in that role.
The Governance Committee is currently comprised of Reid Carter (Chair), John Floren, Brian Kenning, Ellis Ketcham Johnson and Janice Rennie, all of whom are independent Directors. The Governance Committee was reconstituted to its current membership effective April 18, 2023. The Governance Committee meets without any members of management present as part of each regularly scheduled meeting of the Board. There were four such meetings during 2024.
Diversity – Board and Executive Officers
The Company is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Company. The Company’s objectives include providing an equal opportunity for employment and advancement and a work environment that is free of discrimination and harassment, including based on gender, race, ethnicity, disability or sexual orientation. The Company believes inclusive diverse teams build vibrant workforces, safer operations, and a stronger and more competitive company overall.
If all of the management nominees are elected to the Board, 5 of the 11 of the independent Directors (45%) on the Board and 5 of the 12 directors (42%) will be women and 2 of the 11 of the independent Directors (18%) on the Board and 2 of the 12 directors (16%) will identify as non-gender diverse or visible minorities.
The Company and its major subsidiaries have in the aggregate fifteen executive officers, including two executives who are gender or non-gender diverse/visible minorities. Although, the Company has not adopted any formal targets regarding gender or non-gender diverse candidates in Director and executive positions, we do consider diversity when considering Director candidates and making employee hiring or advancement decisions.
In 2019, we adopted the Board Diversity Policy (described below). The Company firmly believes that all of its stakeholders benefit from the broader exchange of perspectives and balance brought by diversity of background, thought and experience. The Company’s commitment to inclusion and diversity is demonstrated through several facets, including initiatives in recruitment and retention, diversity and inclusion training, the consideration of diversity in employee development and advancement decisions, and workshops for identified diverse successors.
The Company does consider diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account diversity along with a broad variety of factors the Company considers appropriate. The Company also encourages female and minority candidates to apply for vacant positions, and the Company is an equal opportunity employer.

The Company strives to create workplaces and leadership teams that are reflective of the diverse communities where we live and work. Creating a culture of belonging for all employees aligns with our other core values of teamwork, respect, humility, and integrity. Our approach applies to all levels of our organization and is foundational to achieving our strategic objectives to attract and retain engaged, talented, and high-performing people.
The Company’s objectives in advancing or recruiting new candidates is to attract, employ and retain engaged, talented and high-performing individuals who bring value to the Company and its Shareholders by possessing a suitable mix of qualifications, experience, skills and expertise. It is ultimately the skills, experience, characteristics and qualifications of the individual that are most important in assessing the value the individual could bring to the Company.
Board Diversity Policy
The Company recognizes the benefits of inclusion and diversity in its broadest sense and considers inclusion and diversity at the Board level to be an essential element of Board effectiveness. The Company views inclusion and diversity on the Board as leading to a better understanding of opportunities, issues and risks; enabling stronger decision-making; and ultimately improving our performance and ability to provide strategic oversight and maximize Shareholder value. To continue progress on this goal, in February 2019, the Board adopted a formal, written policy relating to Board diversity, including gender diversity (the “Board Diversity Policy”). The purpose of the Board Diversity Policy is to promote an environment within the Company that will attract and advance those Director candidates with the widest range of knowledge, skills and experience. While all Director appointments are made based on merit, the Board expects that when selecting and presenting candidates to the Board for appointment, the Governance Committee will consider not only the skills, experience and expertise of a candidate, but also other factors, including gender, race, ethnicity, age and geography to ensure that the Board has a diverse membership. Moreover, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the relevant skills and experience can play in contributing to a diversity of perspectives on the Board.
While the Board does not support fixed percentages or quotas for achieving diversity, in recruiting candidates for nomination, the Board and the Governance Committee consider a variety of factors including decision-making ability, skill, geography, experience with businesses of a comparable size, diversity of backgrounds and perspectives, gender, race, ethnicity, age, the interplay of a candidate’s skills and experience with the skills and experience of other Board members and the extent to which a candidate would be a desirable addition to the Board.
The Governance Committee may from time to time consider adopting measurable objectives for achieving diversity on the Board, including gender and minority diversity, and recommend such objectives to the Board for adoption.
The Board Diversity Policy requires the Governance Committee to review and monitor the implementation of the policy on an annual basis to ensure its effectiveness and report the results of its review to the Board. The Board currently has five female Directors. A copy of the Board Diversity Policy is available on the Company’s website at www.westfraser.com.

In addition to the Board Diversity Policy, the charter of the Governance Committee provides that the Governance Committee will review and make recommendations to the Board on the composition of the Board in order to ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds, with a view to facilitating effective decision-making. Similarly, in the process of identifying candidates for executive officer appointments, the Company considers whether our senior executive group consists of persons with sufficiently diverse and independent backgrounds.
Serving on Other Boards
Each of Doyle Beneby, Eric Butler, John Floren, Janice Rennie, Marian Lawson, Colleen McMorrow and Gillian Winckler is an active corporate director serving on one or more other corporate boards. The Board and the Governance Committee have reviewed each of their board memberships and determined that they have devoted, and are expected to continue to devote, the required time and attention to discharge their duties as members of our Board.
Ms. Rennie and Ms. Winckler have each demonstrated a strong understanding of West Fraser’s business, have been and are well prepared for all Board and Committee proceedings, and make consistent and valuable contributions to those proceedings. Similarly, since closing of the Norbord Acquisition in February 2021, when Ms. Lawson and Ms. McMorrow joined the Board of West Fraser and since joining in 2023, Mr. Butler and Mr. Beneby, they have each been well prepared and ready for all Board and Committee proceedings. In 2024, Mr. Floren, Mr. Butler, Ms. Rennie, Ms. McMorrow, Ms. Lawson and Ms. Winckler each maintained a 100% attendance record at Board and Committee meetings. Mr. Beneby attended 100% of the Board and Audit Committee meetings and 67% of the Health, Safety & Environment Committee meetings (2 of 3 meetings) on account of a travel issue beyond his control. They also made themselves available to meet with management and fellow Directors, and attend tours of the Company’s facilities on an ad hoc basis whenever required to do so.
The disclosure under “Information regarding Nominees for Election as Directors” lists the other public company directorships held by our Directors. The Governance Committee considers the participation of any new nominee to the Board on any other boards or committees, and any interlocking directorships with existing Board members or existing officers. West Fraser does not limit the number of outside directorships. The Governance Committee discusses our Director expectations with potential candidates to ensure the candidates understand the time commitments and expectations before agreeing to be nominated as a Director of the Company.
Committees of the Board
The Board has concluded that Committees should be kept to a minimum so that all members of the Board are able to participate in discussions on significant issues. Matters that are outside of management’s authority are reported to and approved by the Board.
Committees may engage outside advisors at the expense of the Company. Under the Governance Policy an individual Director may, with the approval of the Board, retain an outside advisor at the Company’s expense.
The Board has appointed the following four Committees, each of which is comprised entirely of Directors who are not members of our management: Audit Committee; HR&C Committee; Health, Safety & Environment Committee; and Governance Committee.

In order to facilitate open and candid discussion, in-camera sessions are held at every Committee meeting without management present. It is also the practice of each Committee to meet in-camera during each of its meetings. Topics discussed at these meetings include, but are not limited to, Board processes, succession planning, executive assessments, organizational changes, and strategy.
Each Committee chair helps ensure that their Committee governs itself independently of management and discharges its mandate in accordance with the Committee’s charter. Each chair also sets the agenda for their Committee meetings in consultation with other members of the Committee, the Board and senior management, as needed.
Audit Committee
Chair:    Gillian D. Winckler
Other Members:    Doyle N. Beneby
Eric L. Butler
Reid E. Carter
Colleen M. McMorrow
The Audit Committee is responsible for reviewing our annual financial statements and making recommendations as to the approval of the annual financial statements by the Board. Material issues related to the audit of our internal control and management information systems are discussed by management representatives and the Audit Committee as they arise. The Audit Committee has been delegated the authority to approve our quarterly financial statements and quarterly earnings announcements before publication other than those related to our fourth quarter and annual results. The Audit Committee has direct access to the Auditor and is responsible for approving the nomination, and establishing the independence, of the Auditor. The role of the Audit Committee has been discussed at various times with our Auditor.
Under NI 52-110, the Audit Committee must be comprised of independent directors. An “independent director” is a director that has no direct or indirect material relationship with the Company, including not being affiliated with management or the Company in terms of specific familial or commercial relationships. Each member of our Audit Committee is considered “independent” and, in addition, “financially literate” as such terms are used in NI 52-110. In addition, we require at least one member of the Audit Committee to qualify as an audit committee financial expert. An "audit committee financial expert" is a director who possesses the specific financial expertise to satisfy the requirements of the applicable regulations and rules of the United States Securities and Exchange Commission. Our Board has determined that Gillian D. Winckler, the chair of the Audit Committee, qualifies as an "audit committee financial expert".
Additional disclosure concerning the Audit Committee is contained in our Annual Information Form. The full text of the Audit Committee Charter, which forms part of our Annual Information Form, is available for viewing on our website at www.westfraser.com. The Audit Committee Charter is reviewed at least annually and was last revised by the Board on April 24, 2024.

Human Resources & Compensation Committee
Chair:    Brian G. Kenning
Other Members:    Eric L. Butler
John N. Floren
Marian Lawson
Janice G. Rennie
The HR&C Committee consists of at least three members who must be independent directors. The independence of each Director on the HR&C Committee is determined in accordance with the applicable securities laws and in accordance with the applicable rules of the NYSE.
The HR&C Committee is responsible for reviewing and making recommendations to the Board with respect to the remuneration of our executive management and the remuneration of each Director, and has the authority to grant Options to officers and employees under our Stock Option Plan (described below), although in practice the Board gives final approval of all Option grants. The HR&C Committee reviews the remuneration of Directors and executive management biennially. The HR&C Committee oversees succession planning of our executive management and reviews and makes recommendation to the Board on proposed executive management appointments. Under its mandate, the HR&C Committee is authorized to retain or obtain the advice of independent compensation consultants, legal counsel and other advisors.
The HR&C Committee reviews the HR&C Committee Charter at least annually. In connection with the listing of the Common shares on the NYSE on February 1, 2021, the Company revised the HR&C Committee Charter on February 11, 2021 to address certain NYSE requirements. Further amendments related to the NYSE listing were also made on December 7, 2021. The HR&C Committee Charter may be viewed on our website at www.westfraser.com.
Health, Safety & Environment Committee
Chair:    John N. Floren
Other Members:    Doyle N. Beneby
Marian Lawson
Colleen M. McMorrow
Gillian D. Winckler
The Health, Safety & Environment Committee is responsible for monitoring our health, safety and environmental performance, including West Fraser’s short- and long-term environmental and sustainability objectives and assessing the Company’s performance with respect to such objectives. The Health, Safety & Environment Committee conducts an ongoing review of our health, safety and environment related policies and performance, including compliance with applicable laws and regulations. The Health, Safety & Environment Committee also reviews the suitability and effectiveness of safety and environment management systems and the environment sustainability certification programs to which we subscribe. The Committee is also responsible for periodically reviewing West Fraser’s disclosure of responsibility, sustainability, and health, safety and environmental reports.

The Health, Safety & Environment Committee Charter is reviewed at least annually and was last revised by the Board on February 15, 2022. The Charter of the Health, Safety & Environment Committee may be viewed on our website at www.westfraser.com. Additional information about our environmental, social and governance policies and practices can be found on the “Responsibility” section of our website and in our Responsibility Report on our website, as well as in our Annual Information Form that can be found on our website and also under our profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
Governance & Nominating Committee
Chair:    Reid E. Carter
Other Members:    John N. Floren
Ellis K. Johnson
Brian G. Kenning
Janice G. Rennie
The Governance Committee is comprised of Directors, each of whom is “independent” of management as that term is used in NI 52-110. The Governance Committee is responsible for providing support for the governance role of the Board and, as part of that support, reviews and makes recommendations on the composition of the Board, periodically assesses the function of the Board and its Committees, and monitors developments in corporate governance. The Governance Committee is also responsible for reviewing and monitoring the Company’s exposure to risks and opportunities related to governance practices, ethics, compliance, and independence of Directors. In addition, the Governance Committee is responsible for establishing criteria and procedures for identifying candidates for election to the Board, engaging search firms, where necessary, and recommending to the Board nominees to stand for election as Directors. The Governance Committee Charter is reviewed annually and was last revised by the Board on December 11, 2024. The Governance Committee Charter may be viewed on our website at www.westfraser.com.
Orientation Program and Continuing Education
New Directors receive a broad range of materials that provide both historical and forward-looking information concerning West Fraser, its operations, senior management and the Board, and its strategic objectives. As part of our orientation program, new Directors have an opportunity to meet with senior management to discuss our business, receive historical and current operating and financial information and are encouraged to tour our facilities. Directors have access to an archive of Board materials, including management presentations from prior meetings, the Company’s key policies, codes and mandates and briefings on the Company’s operations, business and key issues. Depending on new director skills and experiences, the Governance Committee may consider constituting orientation programs to better orient each Director as applicable.
We regularly provide and organize continuing education programs for all Directors. Our continuing education programs include regular presentations by senior executives about emerging issues, risks and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the Director’s understanding of the subject matter.

Special subjects are also covered with a view to keeping the Directors informed and up to date in relation to industry developments, new legislation that affects operations and distribution, major files and projects, as well as economic, political, sustainability and ESG trends. External experts are also invited from time to time to speak on various topics. Committee chairs may also coordinate education sessions on specific topics for their Committee members.
The continuing education sessions and presentations by our senior executive and external experts to our entire Board during 2023 and 2024 included the following subject matter and topics:

Subject	Topic	Presenter
2024
Sustainability	•Environment and Social Performance Update	Senior Management
	•Sustainability and Environment Update	Senior Management
Regulatory & Government Affairs	•B.C., Canada and U.S. Political Update	Senior Management
Technology	•Artificial Intelligence - Introduction and Manufacturing Impact	External Experts
	•Artificial Intelligence in Lumber	External Expert and Senior Management
	•Artificial Intelligence in OSB	External Expert and Management
Operations	•European Strategic Review	Senior Management
	•Market Strategy	Senior Management
	•Western Canada Strategy, Key Issues and Outlook	Senior Management
	•OSB and Lumber Customer Engagement	External Experts
	•U.S. People Excellence	Senior Management
2023
Sustainability	•Wildfire Risk and Implications for Forest Management	External Expert
	•Canadian Wildfire Initial Impact Assessment	Senior Management
	•Sustainability Update	Senior Management
Regulatory & Government Affairs	•Alberta Political Backdrop	External Expert
Operations	•Alberta Fibre Supply and Fibre Access	Senior Management
	•Overview of Alberta Business	Senior Management
	•Overview of EWP manufacturing business	Senior Management
	•Long-term North American Supply/Demand Outlook	External Expert
Board proceedings also include regular review of risk factors including detailed reviews of focus risks and periodic presentations by management and outside industry experts on important and evolving issues. Directors also visit and tour certain of our facilities on a regular basis which contributes to a more complete understanding of our business. Site visits also give Directors an opportunity to meet directly with management and other employees in those areas or regions.
Each of our Directors has had, or currently has, executive or Board of Director responsibilities and there is a regular sharing of those experiences, which assists our Board in identifying and adopting, on a continuing basis, best corporate governance practices.

A key part of each regularly scheduled Board meeting is a business overview provided by the CEO. This overview includes an operational and financial review, but also provides perspectives on growth strategies, human resources, political, legal and regulatory issues and material changes in our risk environment. These discussions help our Directors to understand the full scope of our underlying business environment when making decisions that affect our future.
We also encourage individual Directors to participate in outside professional development programs. We pay for these expenses as long as the Chair of the Board and the Chair of the Governance Committee approve the program in advance. They are also provided with corporate subscriptions to certain relevant industry publications. A number of our Directors are members of the Institute of Corporate Directors (“ICD”), which provides continuing education for directors through publications, seminars and conferences.
On an ongoing basis, the Company:
•ensures that Directors have timely access to materials and information required to properly discharge their responsibilities;
•maintains a secure Directors’ portal for prompt dissemination of information and provides published information, industry publications, articles of interest and other relevant materials to Directors in between meetings; and
•canvasses Directors for suggestions as to topics and issues for which they would like to receive a presentation, briefing or report.
Individual Directors attended and, in some cases, were participants or presenters at, third party conferences, seminars, webinars and presentations on a broad range of topics in 2022, 2023 and 2024, including the following:

Topic	Presented By
2024 U.S. Election Outlook	Hakluyt
2025 AI Business Predictions	PwC
AI, Science and Society	Economist
Anticorruption training	Corporate issuers
Artificial Intelligence	ICD
Artificial Intelligence Roundtable for Corporate Directors	KPMG and Microsoft
Artificial Intelligence Introduction	PwC
Board Cybersecurity Governance during Geopolitical Conflict	ICD
Board Oversight of AI: Opportunities and risks in a rapidly changing landscape	E&Y
Board's Priorities in 2024	E&Y
Board’s Role CEO Transitions	ICD
Board’s Role Leveraging Human Capital	ICD
Boardroom Financial Essentials	ICD
Canada’s Proposed Cybersecurity Bill Key Insights	ICD
Canadian Audit Committee Network Roundtable	E&Y
Canadian Directors Network	E&Y

CEO Performance Management	Hugessen
CEO Transitions and ESG action, measurement, disclosure and oversight	E&Y
Charting the Future of Canadian Governance	Deloitte
Corporate Reporting: How is the Landscape Changing?	Toronto Climate Action Network
Corporate Reporting Update	Globe & Mail
CPAB Audit Committee Forum	CPAB
Cyber Security Overview	PwC
Cyber Security Presentations and Workshops	Various corporate issuers
Deloitte Audit Committee Webinar – The new global frontier (Climate Change and Global Warming)	Deloitte
Director's and Officer's Liability for Cyber Attacks	ICD
Director Series for Audit Committees – Sustainability Reporting – Navigating evolving expectations and avoiding pitfalls	Deloitte
Edelman Trust Barometer	Edelman
ESG Conference and Sustainability Summit	Scotiabank
ESG Corporate Ratings Review	ISS
Finance Transformation: Practical Use Cases	PwC
Financial Reporting Developments	E&Y
Four Seasons of Reconciliation	First Nations University of Canada
Future of Sustainability Reporting ISSB Standards	ICD
Generative AI: What Boards Need to Know	Deloitte
Geopolitics in the Year Ahead (Europe, U.S., Asia)	Deloitte
How Directors can Maximize the Power of Internal Audit	KPMG
How to Effectively Comply with the NIS2 Directive	E&Y
Hydrogen Economy	CPA
ICD Annual National Conference	ICD
Impact of Canada’s Deteriorating Relationship with China	E&Y
India Charting the Future of Canadian Governance	E&Y
Indigenous Relations in Canada	Major Drilling
Key Trends in Global Forestry	-
Leadership and Governance Implications of Political and Social Divisions	E&Y
Measuring the Value of Digital Transformation Assets	Deloitte
Metals and Mining: Industry Insights and Financial Reporting Developments	E&Y
National Association of Corporate Directors Annual Conference	NACD
Power, Privilege and Bias (DEI)	Plan International
Preparing for Sustainability Reporting in Canada	E&Y

Proxy Season Preview: Regulatory and Disclosure Updates and the Evolution of ESG: The Agenda for Change	Fasken Institute
Roles of the Human Resources Committee and Management in facilitating an effective year end process	Hugesson
Safety Summit	EPCOR
Steering for Tomorrow: the Board's Role in AI	ICD
Supply Chain Trends and Strategic Considerations (balancing efficiency and resiliency)	E&Y
Tech Trends 2024	Deloitte
The 2022 Board Agenda	KPMG
Transmission to Net Zero	ICD
Ukraine/Russian Market Impacts	FEA
U.S. Elections and the Impact on Canada	Deloitte
Meeting Attendance Record
In 2024, the attendance record for Board and Committee meetings was 99%. The following chart sets out meeting attendance records of each of the current Directors during 2024, including each Committee of which the Director is currently a member.

Committees
Director	Board Meetings	Audit	Human Resources & Compensation	Health, Safety & Environment	Governance & Nominating
Hank Ketcham	6 of 6	Nil	Nil	Nil	Nil
Doyle N. Beneby	6 of 6	4 of 4	Nil	2 of 3	Nil
Eric L. Butler	6 of 6	4 of 4	3 of 3	Nil	Nil
Reid E. Carter	6 of 6	4 of 4	Nil	Nil	4 of 4
John N. Floren	6 of 6	Nil	3 of 3	3 of 3	4 of 4
Ellis Ketcham Johnson	6 of 6	2 of 2	Nil	Nil	4 of 4
Brian G. Kenning	6 of 6	Nil	3 of 3	Nil	3 of 4
Marian Lawson	6 of 6	Nil	3 of 3	3 of 3	Nil
Sean P. McLaren	6 of 6	n/a	n/a	n/a	n/a
Colleen M. McMorrow	6 of 6	4 of 4	Nil	3 of 3	Nil
Janice G. Rennie	6 of 6	Nil	3 of 3	Nil	4 of 4
Gillian D. Winckler	6 of 6	4 of 4	Nil	3 of 3	Nil

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS
Human Resources & Compensation Committee Responsibility
The HR&C Committee is responsible for recommending to the Board the level and nature of compensation for executive officers and Directors and may grant Options to officers and employees under the Stock Option Plan, although in practice the Board provides final approval of all compensation matters for Directors and executive officers, including Option grants. In making its determinations, the HR&C Committee has access to comparative data and, if considered appropriate, receives advice from selected independent consultants.
The HR&C Committee is also responsible for reviewing and recommending to the Board the approval of our compensation and benefits (including retirement and pension) philosophy and policies and any incentive compensation plans and equity-based plans and assessing on an ongoing basis whether such compensation and benefits policies are consistent with the sustainable achievement of our business objectives, the prudent management of our operations and risks, and the promotion of adherence to our Code of Conduct, its policies concerning safety and environmental stewardship and other material policies, procedures and controls. In reviewing such policies, the HR&C Committee may consider the recruitment, development, promotion, retention and compensation of executive management and other employees and any other factors that it deems appropriate.
The HR&C Committee also ensures that such compensation and benefit policies do not encourage unwarranted risk taking and undertakes annual risk assessments of these policies either through regular independent or internal reviews of material compensation-related risks. When it reviews and recommends compensation for the CEO and executive management, the HR&C Committee assesses the appropriateness of compensation relative to business risks undertaken by considering, among other things, adherence to our Code of Conduct and other material policies, procedures and controls, as well as any other factors it considers appropriate.
The HR&C Committee is also responsible for overseeing the financial position, governance, administration and compliance with statutory and regulatory requirements of the Company’s pension plans and reporting to the Board annually on these plans. The HR&C Committee also oversees talent development and succession planning for our executive management and annually reports to the Board on such planning.
Composition of the HR&C Committee
The HR&C Committee currently consists of five independent Directors, each of whom has held senior executive roles that have included involvement in executive compensation issues. The HR&C Committee met three times in 2024 to review matters relating to the compensation of executive officers. In addition to meetings, members of the HR&C Committee regularly receive reports and advice from independent consultants and members of executive management on executive compensation issues. None of the members of the HR&C Committee is indebted to the Company.
See also “Human Resources & Compensation Committee”.

Report on Executive Compensation
Compensation Philosophy, Core Values and Methodology
West Fraser’s executive compensation is designed to foster and support long-term, sustainable value creation of the Company and be closely aligned to the long-term returns to its shareholders.  Our compensation structure is designed to support the following beliefs:
• above average long-term value creation is best achieved by creating an environment that promotes teamwork through shared goals and values;
• renumerating in a manner that is directly linked to the overall financial performance of the Company versus our Peers, and greater weighting be placed on long-term performance than short-term; and
• attracting and retaining individuals that share and demonstrate the core value of diverse teams working closely together to collectively achieve high performance across the entire Company.
The policy of the HR&C Committee and the Board with respect to executive compensation is to provide compensation to each executive officer in the form of a base salary, employment benefits, performance related bonus, equity-based long-term incentives and post-retirement pension benefits in order to attract and retain a highly motivated, cohesive and results oriented management team.
Total compensation for each executive officer (inclusive of long-term incentives and post-retirement pension benefits) is designed to be competitive with that provided by comparable companies to executive officers in similar positions as well as to align the interests of executive officers with those of our Shareholders and not encourage excessive risk taking. Each of the components of total compensation is established based on the following criteria:

Base Salary	to be at the median base salaries for comparable positions
Annual Incentive Bonus	based on our financial performance above a minimum return on shareholders’ equity, and targeted to be at or below the median for comparable positions
Long-Term Incentive	to be above the median on long-term incentives for comparable positions
Overall, the total compensation package is designed to compensate executive officers for above average, long-term, sustainable financial results, and is designed to be competitive at the 50th percentile for overall compensation for comparable positions.
In order to establish compensation for executive officers other than the CEO, the HR&C Committee receives recommendations with supporting documentation, including data on comparable compensation levels, from the CEO. The HR&C Committee considers the recommendations and comparative data and makes its recommendation to the Board. In respect of compensation for the CEO, the HR&C Committee bases its recommendation to the Board on its review of comparable compensation data for chief executive officer positions.

In 2018, as part of its review the HR&C Committee considered a survey and report prepared by Willis Towers Watson (“Towers Watson”), a professional services firm, of our executive compensation program relative to those of different peer groups, which included a review of the compensation for the CEO and our other executive officers and comparable compensation data for chief executive officer and other executive officer positions of those peers. In 2021, the HR&C Committee updated its review and considered an updated survey and report prepared by Towers Watson of our executive compensation program relative to those of different peer groups. In 2024, the HR&C Committee again updated its review and considered an updated survey and report prepared by Towers Watson of our executive compensation program relative to those of different peer groups.
In determining the comparability of similar positions in other companies, the HR&C Committee considers responsibility levels as well as industry similarity, annual revenues and cash flows, total assets, market capitalization and number of employees of the selected companies. For positions where compensation data is not comparable, internal guidelines and data are used.
The Company uses, and periodically participates in, broad-based compensation surveys prepared by independent consulting firms. As well, from time to time, the Company and the HR&C Committee may obtain specific benchmarking data prepared by independent consulting firms. This information, along with Company specific data, is considered when establishing compensation for executive officers.
In connection with the updated survey and report prepared in 2024 by Towers Watson of our executive compensation program relative to those of different peer groups, and on the recommendation of Towers Watson, the peer group for the compensation benchmarking study was updated in 2024 and is currently comprised of the publicly traded, Canadian and U.S. companies set out in the table below. Prior to the adoption of the updated peer group, the compensation peer group was based on the peer group in the 2021 survey and report and recommendation of Towers Watson.

Paper and Forest Products	Capital-Intensive
Canfor Corporation	CCL Industries Inc.
Cascades, Inc.	Finning International Inc.
Interfor Corporation	Gibson Energy Inc.
Stella-Jones Inc.	Keyera Corp.
Boise Cascade Company	Kinross Gold Corporation
Louisiana-Pacific Corporation	Methanex Corporation
Weyerhaeuser Company
PotlatchDeltic Corporation
Base Salaries
The HR&C Committee reviews executive management base salaries periodically and considers annual adjustments to be effective in October of each year. The most recent review of base salaries was conducted in September 2024.
In determining its September 2024 recommendations for the base salary of each executive officer, the HR&C Committee considered the comparative data for the peer group.

Annual Incentive Bonus Plan
The annual incentive bonus plan (the “Bonus Plan”) covers our CEO and our Vice-Presidents. The Bonus Plan is the variable compensation component of total executive compensation designed to compensate these officers annually based on the achievement of our objective annual financial return targets.
For 2024, the annual bonus is calculated as a percentage of current base salary, with the percentage earned based on the adjusted net income (adjusted to exclude equity-based compensation expense or recovery and any accrual for bonuses to our senior executives, both on an after-tax basis) divided by average Shareholders’ equity (“ROSE”). If the ROSE for the year is below 5% for the applicable year, no bonuses are payable under the Bonus Plan. At the 5% ROSE level, bonuses for the Vice-Presidents are earned at 17.5% of base salary. The bonus percentage increases as the ROSE increases, and the bonus percentage earned will reach 100% of base salary at a 15% ROSE level, which is the maximum bonus percentage payable. The bonus percentage for the CEO is equal to 150% of the bonus percentage for other officers covered by the Bonus Plan for bonuses earned in 2022 and later years, and was 125% prior to 2022.
The Board may, in its discretion, also consider other issues, including safety and environmental performance, when determining the amount, if any, of bonuses earned under the Bonus Plan that will be paid.
In 2024, our earnings (loss) was (US$5) million, which resulted in an annual ROSE of 0.1% for 2024. This resulted in not meeting the minimum threshold and no annual incentive bonuses were awarded to the qualifying senior executives for 2024.
In 2023, our earnings (loss) was (US$167) million, which resulted in an annual ROSE of (1.9%) for 2023. This resulted in not meeting the minimum threshold and no annual incentive bonuses were awarded to the qualifying senior executives for 2023.
In 2022, on an adjusted basis (adjusted by excluding equity-based compensation expense or recovery and any accrual for bonuses to our senior executives, both on an after-tax basis) our earnings were US$1,975 million, which resulted in an annual ROSE of 24.4% for 2022. This exceeded the bonus threshold and annual incentive bonuses of 100% of the base salary were awarded to the qualifying senior executives in accordance with the Bonus Plan (with the bonus percentage for the CEO equal to 150% of such bonus percentage) and were paid in 2023.
In February 2025, the Board approved a new Bonus Plan for executive officers with effect for the 2025 compensation year (the “2025 Bonus Plan”). It reinforces our goal of achieving strong financial performance through the efforts of every employee. The 2025 Bonus Plan is based on the Company’s financial results, specifically 50% of the 2025 Bonus Plan will be based on the Company's Adjusted EBITDA(1) as such term is defined in the Company's Management's Discussion and Analysis for the then applicable year of calculation and 50% of the 2025 Bonus Plan will be based on the Company's average annual return on capital employed for the then applicable year of calculation (“ROCE”).

If the Adjusted EBITDA for the year is below US$600 million for the applicable year, no bonuses are payable under the Adjusted EBITDA component of the 2025 Bonus Plan. At the US$600 million Adjusted EBITDA level, bonuses for the Vice-Presidents are earned at 20% of base salary. The bonus percentage increases as the Adjusted EBITDA increases, and the bonus percentage earned will reach 100% of base salary at a US$1.8 billion level, which is the maximum bonus percentage payable. The bonus percentage for the CEO is equal to 150% of the bonus percentage for other officers covered by the 2025 Bonus Plan.
If the ROCE for the year is below 3% for the applicable year, no bonuses are payable under the ROCE component of the 2025 Bonus Plan. At the 3% ROCE level, bonuses for the Vice-Presidents are earned at 20% of base salary. The bonus percentage increases as the ROCE increases, and the bonus percentage earned will reach 100% of base salary at a 12% ROCE level, which is the maximum bonus percentage payable. The bonus percentage for the CEO is equal to 150% of the bonus percentage for other officers covered by the 2025 Bonus Plan.
See also “Clawback Policies” which applies to the Bonus Plan.

(1) Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of the Annual Report for more information on this measure.
Long-Term Incentive Component
The long-term incentive component of compensation is comprised of Options and phantom share units (which are either RS Units or PS Units) that are intended to directly align the long-term interests of our senior management with those of our Shareholders. The proportion of Options and phantom share units included in a long-term incentive grant will vary from time to time at the discretion of the Board. In 2019, the Board, on the recommendation of the HR&C Committee, changed the mix of the long-term incentive components of executive compensation to eliminate grants of RS Units and grant additional PS Units in their place in order to increase the award of performance-conditioned equity incentive components of executive compensation. As a result, approximately 50% of the value of the long-term incentives granted in 2024, 2023, and 2022 to executive officers (which consisted of only Options and PS Units) are performance-conditioned.
Stock Option Plan
The Board first established the Stock Option Plan on February 24, 1994 as a means of recognizing contributions to the Company made by Directors, officers and employees and to provide a long-term incentive for their continuing relationship with the Company and its subsidiaries. Directors ceased to participate under the Stock Option Plan in 2004. The Stock Option Plan has been amended from time to time. In February of 2021, the Stock Option Plan was amended to increase the number of Common shares that may be issued in respect of Options granted under it, to impose certain limits on the number of Options that may be issued to our insiders, to establish certain restrictions on amendments to the Stock Option Plan without Shareholder approval, to provide for certain automatic extensions for Options expiring during or within five business days of a blackout period under the Company’s Securities Trading Policy, and to address certain incidental housekeeping changes. In February of 2022, the Stock Option Plan was amended to provide that the cash value is determined using the VWAP as at the trading day prior to the date of exercise.

In addition, the Company has adopted Replacement Option Plans in connection with the Norbord Acquisition, pursuant to which the Company has issued Replacement Options. The Replacement Options carry substantially the same terms as the original Norbord Options, except that they are exercisable into Common shares and have been adjusted in accordance with the Exchange Ratio. The Replacement Option Plans exist solely to grant and administer the Replacement Options and did not require Shareholder approval under the policies of the TSX, as the aggregate number of Common shares issuable under them is less than 2% of the number of Common shares issued and outstanding prior to the Norbord Acquisition. Upon the exercise or expiry of all Replacement Options, the Replacement Option Plans will be terminated. See also “Option Grants”.
Outstanding and Authorized Options

Year	Outstanding	Weighted Average Price	Remaining Authorized[6]	Total	% of Outstanding Common Shares and Class B Shares (Dilution)
2025[1]	748,620[2]	$97.53	558,628	1,307,248	1.6%
2024[1]	690,187[3]	$95.42	623,431	1,313,618	1.6%
2023[1]	849,670[4]	$83.59	777,255	1,626,925	2.0%
2022[1]	841,305[5]	$76.19	910,424	1,751,729	2.1%
Notes:
1.As at the Record Date, December 31, 2024, December 31, 2023 and December 31, 2022, respectively.
2.Includes 708,383 under the Stock Option Plan and 40,237 under the Replacement Option Plans.
3.Includes 649,950 under the Stock Option Plan and 40,237 under the Replacement Option Plans.
4.Includes 798,846 under the Stock Option Plan and 50,824 under the Replacement Option Plans.
5.Includes 728,381 under the Stock Option Plan and 112,934 under the Replacement Option Plans.
6.No new Replacement Options may be granted under the Replacement Option Plans and they will be terminated when all Replacement Options are exercised or expire.
Annual Burn Rate
The following table summarizes the burn rate during the last three fiscal years. Burn rate is defined as the total number of Options granted during the applicable fiscal year divided by the weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.

	Options Granted in Year	Net Burn Rate[1]	Burn Rate[2]	Weighted average number of securities outstanding
2024	170,144	0.2%	0.2%	80,859,112
2023	137,115	0.2%	0.2%	83,198,524
2022	124,566	0.1%	0.1%	94,173,000
Notes:
1.Number of Options granted in a fiscal year, minus expired and cancelled Options, divided by the weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.
2.Number of Options granted divided by weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.

In 2003, our Stock Option Plan was revised to grant a holder the right to surrender an Option for a cash payment (the “Cash Value Alternative”) and only a very small number of Common shares have been issued under the Stock Option Plan. During the financial year ended December 31, 2024, 12,550 Options and Replacement Options collectively were exercised for Common shares under the Stock Option Plan and Replacement Option Plans, respectively. See “Option Grants”. Of the 748,620 outstanding Options and Replacement Options, 456,322 are exercisable and, of the outstanding Options and Replacement Options, 397,364 Options and Replacement Options were held by insiders, representing 0.50% of the total number of issued and outstanding Common shares and Class B Shares, in each case as of the Record Date.
A total of 170,144 Options were granted to officers or employees in 2024 representing 0.21% of the total number of issued and outstanding Common shares and Class B Shares as at the end of 2024, and a total of 65,205 Options were granted to officers or employees in February 2025, representing 0.08% of the total number of issued and outstanding Common shares and Class B Shares as of the Record Date.
Our Board has adopted a policy to manage the Stock Option Plan with a goal of limiting the potential dilution of outstanding and remaining authorized Options to 10% or less of the number of our outstanding Shares. The aggregate potential dilution of all issued and authorized Options under our Stock Option Plan was 1.6% at the Record Date and the aggregate potential dilution of all issued and authorized Options under our Stock Option Plan, together with all outstanding Replacement Options under the Replacement Option Plans, was 1.6% at the Record Date.
Phantom Share Unit Plan
In 2010, the Board approved the Phantom Share Unit Plan, which is intended to supplement, in whole or in part, the granting of Options as long-term incentives for officers and employees. This plan provides contingent future compensation based on Common share price performance but is payable only in cash and represents no potential for Shareholder dilution. The HR&C Committee and the Board believe that this Phantom Share Unit Plan, combined with other components of compensation, provides a broader range of alternatives in developing retention and performance incentives for officers and employees that more directly align their interests with those of current and future Shareholders.
The Phantom Share Unit Plan permits the Board to grant, as it determines appropriate, two types of units, RS Units and PS Units, which vest on the third anniversary of the grant date. A vested RS Unit must be redeemed by us by payment to the holder of an amount equal to the VWAP of a Common share over the 20 trading days immediately preceding its vesting date (the “Vesting Date Value”). A vested PS Unit must be redeemed by us by payment to the holder of an amount, determined by the Board, that is equal to or between nil and twice its Vesting Date Value based on two performance criteria measuring our performance relative to the performance of a peer group of companies over the three-year performance period. At the end of such period, in order to determine the amount to be paid on vested PS Units, the Company’s performance is measured by reference to (i) the Company’s cumulative total Shareholder return (the “TSR”) relative to the TSR of the peer group, and (ii) the Company’s average annual return on capital employed (“ROCE”) relative to the ROCE of the peer group over the three-year performance period. The amount paid, if any, on such PS Units is based on an equal weighting of these two performance measurements, although if the ROCE is negative for the performance period, the weighting for that factor is capped at one half its potential maximum, regardless of relative performance. The peer group used for the purposes of the Phantom Share Unit Plan for PS Units granted prior to February 17, 2022 consists of Canfor Corporation, Interfor Corporation, Western Forest Products Inc. and Weyerhaeuser Company, all of which are North American publicly traded forest products companies.

On the recommendation of the HR&C Committee, this peer group may be reviewed and changed by the Board, from time to time, as it deems appropriate. The Board also has discretion to vary the payout calculation as it considers appropriate to take into account factors that may have a significant or extraordinary effect on relative performance.
Officers and employees granted phantom share units under the Phantom Share Unit Plan are also entitled to additional phantom share units to reflect cash dividends paid on Common shares from the applicable grant date until payout. The final amount to be paid, in cash, to each officer or employee on RS Units and PS Units is based on the type and number of vested phantom share units they hold, multiplied by the applicable payout value. Other than officers or employees who retire, become totally disabled or die, phantom share units will be automatically cancelled, without payout, on termination of employment or resignation. In the event of retirement, total disability or death of a holder of RS Units or PS Units granted after 2012, the number of phantom share units held will be reduced based on the proportion of the three year period that the holder was not an officer or employee.
In February 2022, the Board made a number of amendments to the Phantom Share Unit Plan including (a) updating the peer group to remove Western Forest Products Inc. and add Resolute Forest Products Inc. and Louisiana – Pacific Corporation, (b) providing that for U.S. residents units may be issued and cash settled in U.S. dollars with the fair market value on settlement referencing the VWAP on the NYSE, and (c) providing that cash value on settlement and value for dividend entitlements is to be determined using a single day VWAP as at the prior trading day. In February 2023, the Board further amended the peer group for grants after February 14, 2023 to remove Resolute Forest Products Inc. and add PotlatchDeltic Corporation.
From 2020 through 2024, the Board has granted only PS Units under the Phantom Share Unit Plan to executive officers and employees, and no RS Units have been granted. The change in 2020 in the mix of phantom share units granted was made to increase the award of performance-conditioned long-term incentives granted to executive officers and employees and reduce the award of time-conditioned incentives. As a result, from 2020 - 2024, approximately 50% of the value of the long-term incentives granted to executive officers and employees (which in both cases consisted of only Options and PS Units) are performance-conditioned. In February 2025, the Board following review and consideration of the Towers Watson review completed in 2024, have further modified the weighting of long-term incentives to increase the performance-conditioned long-term incentives from 50% to 60% of the value of long-term incentives (only PS Units), to reduce the percentage of Options from 50% to 20% in the case of all Vice-Presidents and 30% in the case of the CEO, and to increase the percentage of RS Units from 0% to 20% in the case of all Vice-Presidents and 10% in the case of the CEO. See also “Clawback Policies”, which applies to the Phantom Share Unit Plan.

For PS Units which vested in February of 2025, the relative performance multiplier was 1.6. The calculation is set out below.
PS Unit Relative Performance Multiplier
First Comparison (out of a maximum of 1.00) – ROCE, annual average of calendar years, 2022, 2023 and 2024:
0.80    (exceeded four of five in peer group)
Second Comparison (out of a maximum of 1.00) – TSR, cumulative from January 1, 2022 to December 31, 2024:
        0.80    (exceeded four of five in peer group)
Total        1.60
Previous PS Unit Relative Performance Multipliers were as follows:

For PS Units Vesting in February of:	Multiplier
2021	1.83
2022	1.25
2023	2.00
2024	2.00
2025	1.60
Norbord DSU Plans
In addition, in connection with the Norbord Acquisition, the Company assumed Norbord’s obligations under the Norbord DSU Plans with respect to all outstanding Norbord DSUs.
All Norbord DSUs outstanding immediately prior to the closing of the Norbord Acquisition remained outstanding on their existing terms following the completion of the Norbord Acquisition, except that the number of such Norbord DSUs were adjusted by the Exchange Ratio and are to be paid out in reference to Common shares in accordance with the terms of the Norbord Acquisition. No new Norbord DSUs may be issued under the director Norbord DSU Plan following completion of the Norbord Acquisition. Both the management Norbord DSU Plan and the director Norbord DSU Plan will remain in place to administer Norbord DSUs outstanding thereunder until such time as all outstanding Norbord DSUs are settled, at which point the Norbord DSU Plans will be terminated. In February 2022, the Board amended Norbord DSU Plans to provide that cash value on settlement and value for dividend entitlements is to be determined using a single day VWAP as at the prior trading day.
Post-Retirement Pension Benefit
Most executive officers, including the CEO, are members of our non-contributory defined benefit pension plans for salaried employees. Certain executive officers are members of our defined contribution and 401K pension plans. The pension benefit provided under these pension plans is described under “Pension Plans” of this Circular. The Company does not provide any additional post-retirement benefits, such as medical or dental insurance, to the executive officers.

Clawback Policies
We have recognized a trend in recent years towards the adoption of recoupment and “clawback” policies, particularly among large public companies. As a prudent aspect of risk management and our commitment to operate consistently with good governance practices, the Board, in 2013, approved amendments to the Phantom Share Unit Plan and the Bonus Plan to incorporate payment adjustment provisions. These plans now both contain financial restatement triggers, permitting West Fraser to recoup the amount of the incentive awards that have been paid in excess of the amount that would have been payable under the restated financial statements, or deduct such excess amount from future payments to be made under such plans. These payment adjustment provisions also allow the Company to adjust incentive awards upwards to reflect restated financial statements that are more favourable than the original financial statements. The payment adjustment provisions have a three-year look-back period.
Further, effective December 1, 2023, we have adopted a Clawback Policy that complies with new SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act and related NYSE requirements. The Clawback Policy covers our executive officers and provides that in the event of a required accounting restatement, West Fraser will seek reimbursement of the portion of any incentive-based compensation that would not have been paid had our financial statements been correctly stated. A full copy of the Clawback Policy is available under the Company’s profile on EDGAR at www.sec.gov/edgar and on the Company’s website at www.westfraser.com.
CEO’s Compensation
In recommending compensation for the CEO, the HR&C Committee follows similar principles to those applied for all of our other executive officers. The HR&C Committee considers market competitive salary information for chief executive officer positions in similar sized companies in Canada and the U.S. This includes manufacturing companies in other sectors as well as in the forest products sector. The Company periodically participates in broad based compensation surveys and also periodically seeks the advice of independent compensation consultants engaged to review the executive compensation program. In 2024, Towers Watson conducted a survey and review of our executive compensation program relative to those of different peer groups. The survey and review results, along with Company specific data, are used to determine the competitiveness of the CEO’s compensation and its alignment with the interests of Shareholders. The CEO establishes, with guidance and direction from the Board, annual goals and reports to the Board at the end of each year on his performance against those goals. The HR&C Committee considers this performance when considering its recommendation of compensation of the CEO.
Details of our CEO’s compensation are described in the table titled “Summary Compensation Table”.
Executive Equity Holding Requirements
In February 2013, our Board approved the adoption of minimum equity holding requirements. The minimum equity holding requirements are reviewed from time to time to align with what the Board considers best governance practices. In February 2019, on the recommendation of the HR&C Committee, the Board adopted a new equity holding requirements policy (the “Equity Holding Requirements Policy”) to take into account changes to the Company’s equity compensation practices, which eliminated grants of RS Units and replaced them with grants of additional PS Units (which do not qualify as eligible equity under the Policy) to increase the award of performance-conditioned equity incentive components of executive compensation.

As a result of these changes, beginning in 2020 approximately 50% of the value of the long-term incentives granted to executive officers (which consisted of only Options and PS Units) are performance-conditioned. In connection with the shift in 2025 long-term equity mix to reduce the percentage of Options granted and reintroduce the granting of RS Units, the Equity Holding Requirements Policy was most recently updated on February 12, 2025.
Under the Equity Holding Requirements Policy with effect as of February 12, 2025, the required value of Shares and RS Unit ownership as a percentage of base salary for executive officers is as follows:

Executive Category	% of Base Salary
CEO	5x1
CFO and Executive Vice-President, North American Operations	2x2
All other Vice-Presidents (Senior Officer or Vice-President)	1x
Notes:
1.Increase from 3x to 5x effective February 12, 2025. Mr. McLaren will have until February 12, 2030 to achieve this increase in minimum equity holdings.
2.Increase from 1x to 2x effective February 12, 2025. Mr. Virostek and Mr. Burke will have until February 12, 2030 to achieve this increase in minimum equity holdings.

Shares and RS Units held by an executive officer will be valued based on the greater of (1) their original cost or grant date value and (2) December 31 of the most recently completed financial year (or, if such date is not a trading date, on the last trading date of such year).
An executive officer holding the positions of CEO, CFO, Executive Vice-President or Senior Vice-President has five years from the later of the date of adoption of the new Equity Holding Requirements Policy in February 2019 and the date of such officer's appointment to meet the minimum equity holdings requirements, provided that until such executive officer reaches the required equity holding they must acquire not less than a pro-rata amount of equity each year to achieve full compliance by the end of such five year period. If the amount of such equity holdings requirement is materially increased, they will have an additional five years to reach such increased minimum equity holdings.
An executive officer holding a Vice-President position that is not an Executive Vice-President or Senior Vice-President, has eight years from the later of the date of adoption of the new Equity Holding Requirements Policy in February 2019 and the date of such officer’s appointment to meet the minimum equity holding requirements, provided that Vice-Presidents who did not meet the requirements on such date must acquire not less than a pro-rata amount of equity each year to achieve full compliance by the end of such eight year period.
For the purposes of the following disclosure, the following officers are each a “Named Executive Officer” of the Company for the year ended December 31, 2024:
Sean McLaren, President and CEO,
Chris Virostek, Senior Vice-President, Finance and CFO,
Kevin Burke, Executive Vice-President, North American Operations
Robin Lampard, Senior Vice-President, Finance, and
Alan McMeekin, Senior Vice-President, Europe

The following table shows the total holdings of Shares held by each Named Executive Officer as at December 31, 2024, valued based on the TSX closing price on December 31, 2024 of $124.55:
Named Executive Officer Shareholdings
(December 31, 2024)

Named Executive Officer	Shareholdings[1]	Value of total holdings[2] ($)	Total as multiple of 2024 base salary
Sean McLaren[3] President and CEO	22,890	2,850,950	2.34
Chris Virostek[3] Senior Vice-President, Finance and CFO	7,192	895,764	1.49
Kevin Burke[3] Executive Vice-President, North American Operations	12,709	1,582,906	2.29
Robin Lampard[3] Senior Vice-President, Finance	9,805	1,221,213	2.35
Alan McMeekin[3] Senior Vice-President, Europe	7,450	927,898	1.75
Notes:
1.    Reflects only Shares held as of December 31, 2024. No RS Units were held as of December 31, 2024.
2.    Based on the TSX closing price on December 31, 2024 of $124.55. Equity holdings and compliance under the Equity Holding Requirements Policy are valued and assessed annually. At December 31, 2024, all of the Named Executive Officers held their required minimum equity holding requirement, except that Mr. McLaren who became President and CEO on January 1, 2024 and had until January 1, 2029 to achieve his increased equity holding requirement of 3x his base salary. In 2024, Mr. McLaren purchased on a pro-rata basis the Shares required to meet his then 3x equity holding requirement by 2029. Effective February 12, 2025 and subsequent to the date of testing of the Equity Holdings Requirement Policy, Mr. McLaren, Mr. Virostek and Mr. Burke will have until February 12, 2030 to achieve their new 5x and 2x equity holding requirements, respectively as described above.
3.    Named Executive Officers also hold PS Units (exclusive of dividend entitlements) as follows: Mr. McLaren – 21,108; Mr. Virostek – 10,484; Mr. Burke – 11,761 (includes 4,369 Norbord DSUs under the management Norbord DSU Plan ); Ms. Lampard - 7,701; Mr. McMeekin– 5,650 as of December 31, 2024.
Independent Consultant
Compensation Advice
Towers Watson has provided consulting services to us for several years with respect to executive and non-executive compensation. In 2012, the HR&C Committee adopted a protocol under which all consulting services provided by Towers Watson related to executive compensation must be retained and authorized by the HR&C Committee. Towers Watson reports to the HR&C Committee as its outside compensation consultant to advise on compensation policies, including providing information on comparative levels of compensation for our senior executives and Directors. In 2021 and 2024, Towers Watson conducted a survey and review of our executive compensation program relative to those of different peer groups and to assess market competitiveness of our executive compensation programs and provided advice on executive compensation.

Compensation Risk Assessment Advice
Compensation risk assessments are conducted annually by the HR&C Committee. In 2022, the Company engaged Towers Watson to provide advice and to update its compensation risk assessment report to the HR&C Committee. The compensation risk assessment report concluded that there did not appear to be significant risks arising from the Company’s compensation policies and practices that were likely to have a material adverse effect on the Company. In its updated assessment and reports, Towers Watson also took into account and considered the limited compensation related risks within the Company, the involvement and authority of the Board in both compensation and risk management oversight, the presence of effective risk mitigating practices in the design of compensation programs and the changes to the long-term executive incentive compensation mix that place a greater emphasis on performance-conditioned long-term incentive grants. In 2023 and 2024, the HR&C Committee conducted compensation risk assessments and did not make changes to compensation methodology following the assessment.
Fees
The following table shows the fees paid to Towers Watson for services provided in the last two fiscal years:

Type of Work	2024	2023
Executive Compensation-Related Fees	$141,295	$2,935
All Other Fees[1]	$0	$20,804
Notes:
1.All Other fees relate to fees paid for general industry compensation related services and surveys.
Submitted by the HR&C Committee:
Brian G. Kenning (Chair)
Eric L. Butler
John N. Floren
Marian Lawson
Janice G. Rennie

Performance Graph
The following graph and table compare the total cumulative return to a Shareholder who invested $100 in our Common shares on December 31, 2019 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Paper & Forest Products Index for the same period.

250
200
150
100
50
0
2019
2020
2021
2022
2023
2024
West Fraser Timber Co. Ltd.
S&P / TSX Composite Index
S&P / TSX Paper & Forest Products Index

	2019	2020	2021	2022	2023	2024
West Fraser Timber Co. Ltd.[1,2]	100	145	216	178	209	233
S&P/TSX Composite Index[1,2]	100	106	132	124	139	169
S&P/TSX Paper & Forest Products Index[1,2]	100	148	204	169	209	207
Notes:
1.    All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security).
2.    All information per FactSet.
We consider the S&P/TSX Paper & Forest Products Index to be the most appropriate comparative measure, but caution that particularly in later years, a majority of this index is now made up of West Fraser.

The composition of this index has changed over time. This is a capitalization weighted index of leading forest products companies and currently includes Stella-Jones Inc., Interfor Corporation and West Fraser. Over the years, it has also been comprised of some combination of Canfor Corporation, Interfor Corporation, Norbord (prior to the Norbord Acquisition), Stella-Jones Inc., Western Forest Products Inc., and West Fraser.
The following graph and table illustrates the relationship between the indexed TSR of our Common shares on the TSX from December 31, 2019 to the period ending December 31, 2024 considering a $100 investment versus total indexed direct compensation for the Company’s Named Executive Officers (2019 equals $100).

	2019	2020	2021	2022	2023	2024
West Fraser Timber Co. Ltd.[1]	100	145	216	178	209	233
NEO total direct compensation[2]	100	127	183	182	129	136
Notes:
1.    All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security).
2.    Named Executive Officer direct compensation includes base salary, annual incentive (bonus) plan payments, share-based and Option based awards measured using the Binomial valuation method.

Executive Compensation
Total compensation for Named Executive Officers, as described in the Summary Compensation Table set out below, reflects a gradual recovery from the significant downturn in the forest products industry that began in 2006. Annual incentive bonuses for Named Executive Officers will be earned in those years where the Company achieves a ROSE in excess of the minimum threshold, with payment occurring in the following year. The minimum ROSE threshold was not met in 2015 and no annual incentive bonuses were earned by the senior executives, including the Named Executive Officers. In 2016, 2017 and 2018 the minimum ROSE threshold was exceeded and annual incentive bonuses were earned, with payment occurring in each of the following years. The minimum ROSE threshold was not met in 2019, 2023 and 2024 and no annual incentive bonuses were earned by the senior executives, including the Named Executive Officers. In 2020, 2021 and 2022 the annual minimum ROSE threshold was exceeded and the maximum annual incentive bonuses were earned by the senior executives, including the Named Executive Officers, which were paid out in 2021, 2022 and 2023 respectively. See also “Annual Incentive Bonus Plan”.
The compensation of each of our Named Executive Officers for our three most recently completed financial years is set out below:

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation ($)		Pension value[4] ($)	All other compensation[5] ($)	Total compensation ($)
					Annual incentive plans[3]	Long-term incentive plans
Sean McLaren[6] President and CEO	2024 2023 2022	1,218,545 641,107 592,093	1,440,033 281,927 270,057	1,439,939 282,041 269,884	Nil Nil 611,611	Nil Nil Nil	6,718,700 256,200 402,500	Nil Nil Nil	10,817,216 1,461,275 2,146,145
Chris Virostek Senior Vice-President, Finance and CFO	2024 2023 2022	600,750 576,250 540,000	356,957 341,964 317,902	357,034 342,003 318,098	Nil Nil 570,000	Nil Nil Nil	149,200 156,700 258,800	Nil Nil Nil	1,463,941 1,416,917 2,004,800
Kevin Burke[7] Executive Vice-President, North American Operations	2024 2023 2022	691,064 583,070 528,979	299,992 212,951 200,417	299,982 213,019 199,440	Nil Nil 554,354	Nil Nil Nil	55,285 92,643 83,960	181,785 Nil Nil	1,528,108 1,101,683 1,567,150
Robin Lampard Senior Vice-President, Finance	2024 2023 2022	519,250 503,000 486,250	257,545 249,462 240,819	257,453 249,521 241,158	Nil Nil 499,000	Nil Nil Nil	48,909 82,031 80,410	Nil Nil Nil	1,083,157 1,084,014 1,547,637
Alan McMeekin[8] Senior Vice-President, Europe	2024 2023 2022	530,371 479,574 432,552	190,038 183,497 174.899	189,941 183,475 174,967	Nil Nil 451,848	Nil Nil Nil	Nil Nil Nil	71,647 98,724 138,079	981,997 945,270 1,372,345
Notes:
1.    For a description of the units see “Phantom Share Unit Plan”. Units are valued at the date of grant using the Towers Watson Binomial method, which was the method used by the HR&C Committee when granting the units. This method was applied consistently in its competitive market analysis.
2.    Options have a term of ten years and vest as to 20% on each of the first through fifth anniversary dates of the grant date. Each Option was valued using the Towers Watson Binomial method for the same reason as described in footnote 1. Whether the executive will receive value under these Options will depend on the future market price of Common shares. A description of the current value of all Options held by each Named Executive Officer is set out in the charts under “Summary of Outstanding Options”.
3.    Annual incentive (bonus) plan payments are included in the year earned and are paid in the following year.
4.    Pension values for Messrs. Virostek, and McLaren represent the change in the defined benefit pension liability related to the annual service cost, actual and assumed future compensation changes, including the impact of plan changes, if any. The defined benefit pension value is calculated based on the Company’s best estimate of future events that affect pension liabilities, including assumptions about future salary adjustments and bonuses, and is reflected in the pension value for the Named Executive Officers. Defined benefit pension values will increase in those years where there has been a significant salary increase. Defined benefit pension values will also be affected by changes in future compensation assumptions and in particular in those years where such assumptions have been updated following periodic reviews of the underlying pension plans and their associated liabilities. Pension value for Ms. Lampard and Mr. Burke represents the Company’s basic and matching contributions under the defined contribution pension plan. Mr. Burke’s value has been converted into Canadian dollars using the Bank of Canada’s average US/CAD exchange rate for the fiscal year (2024 = 1.3698; 2023 = 1.3497; 2022 = 1.3013).
5.    Perquisites and other personal benefits that exceed the lesser of $50,000 and 10% of total compensation for any of our Named Executive Officers. Mr. Burke received a relocation payment in 2024. In the case of Mr. McMeekin, this represents the Company's contribution to a self-invested personal pension plan and an individual savings account. Mr. McMeekin’s value has been converted into Canadian dollars using the Bank of Canada’s average UK/CAD exchange rate for the fiscal year (2024 = 1.7504; 2023 = 1.6783; 2022 = 1.608).
6.    Mr. McLaren was appointed as the President and CEO on January 1, 2024 and previously served as Chief Operating Officer. During the three-year period reported in the table above, Mr. McLaren’s salary and annual incentive compensation was awarded in U.S. dollars. The exchange rate used to convert this U.S. dollar compensation was the Bank of Canada’s average US/CAD exchange rate for the fiscal year (2024 = 1.3698; 2023 = 1.3497; 2022 = 1.3013).
7.     Mr. Burke is paid in U.S. dollars. The exchange rate used to convert this U.S. dollar compensation was the Bank of Canada’s average US/CAD exchange rate for the fiscal year (2024 = 1.3698; 2023 = 1.3497; 2022 = 1.3013).
8.    Mr. McMeekin is paid in U.K. pound sterling. The exchange rate used to convert this U.K. pound sterling compensation was the Bank of Canada's average UK pound sterling/CAD exchange rate for the fiscal year (2024 = 1.7504; 2023 = 1.6783; 2022 = 1.608).
Option Grants
Description of West Fraser Stock Option Plan
Under the Stock Option Plan, the exercise price of an Option per Common share will not be less than the closing price on the last trading day before the Option is granted. The length of the term of Options will be fixed by the Board or the HR&C Committee at not more than ten years and, unless otherwise determined by the Board or the HR&C Committee, Options vest at the rate of 20% per year over the first five years of the term.
Under the Stock Option Plan, Options may not be exercised after a holder ceases to be an eligible participant, except that (a) an Option held on the death of an Option holder may be exercised by the personal representative of the holder during the period ending on the earlier of its expiry date and two years after the date of death, (b) an Option held on the retirement or total disability of an Option holder may be exercised during the period ending on the earlier of its expiry date and five years after the date of retirement or disability, and (c) a vested Option held in any other case may be exercised no later than the earlier of its expiry date and 30 days after the date the holder ceases to be an eligible participant. Options are not assignable, other than those that may be exercised by the personal representative of a deceased holder. We do not provide any financial assistance to holders of Options in connection with the exercise of Options.
The number of Common shares subject to an Option, the exercise price per Common share and the total number of Common shares that may be made subject to Options under the Stock Option Plan will be adjusted proportionately in the event of any subdivision or consolidation of Common shares or any dividend payable in Common shares and will be adjusted as determined by the Board in the event of certain other reorganizations or other events affecting the Common shares. Under the Stock Option Plan, Options granted that have not vested do not automatically vest on a change of control.
The Stock Option Plan permits outstanding vested Options to be surrendered by the holder to the Company in return for a cash payment under the Cash Value Alternative. The cash payment for a surrendered Option is equal to the amount by which the weighted average price per share at which the Common shares were traded on the TSX on the last trading day exceeds the exercise price per Common share applicable to the Option multiplied by the number of Common shares underlying the Option and the amount determined by the HR&C Committee as representative of the estimated costs avoided by the Option holder (such as trading commissions) by virtue of electing the Cash Value Alternative.

In 2024, we issued 12,550 Common shares on the exercise of outstanding Options under the Stock Option Plan and Replacement Options under the Replacement Option Plans. Our management believes that the Stock Option Plan, with the Cash Value Alternative, operates in a manner similar to the types of long-term incentive plans currently recommended by major institutional shareholder groups for public companies in North America.
The Stock Option Plan restricts the Option holdings of insiders. It provides that: (a) annual grants of Options to insiders may not be for a number of Common shares that exceeds 1% of the total number of our outstanding voting securities (the “Issued Shares”); (b) no single insider may hold, at any time, Options to acquire a number of Common shares that, together with all other Common shares issuable to the insider under any other equity compensation arrangements then in place (“Other Arrangements”), would exceed 5% of the Issued Shares; (c) the total number of Options held, at any time, by insiders cannot allow them to acquire a number of Common shares that, together with all other Common shares issuable to insiders under any Other Arrangements, would exceed 10% of the Issued Shares; and (d) the number of Common shares that may be acquired by all insiders during any 12-month period by exercising Options, together with all other Common shares issuable to insiders under any Other Arrangements, may not exceed 10% of the Issued Shares.
The Board has the power, without Shareholder approval, to amend, suspend, terminate or discontinue the Stock Option Plan, provided that doing so will not adversely alter or impair any Option without the written consent of the holder. This power includes the right to make appropriate adjustments to outstanding Options in the event of certain corporate transactions, to add provisions requiring forfeiture of Options in certain circumstances, to specify practices with respect to applicable tax withholdings, and to enhance clarity or correct ambiguous provisions in the Stock Option Plan. Notwithstanding this power, the Stock Option Plan provides that the Board may not, without Shareholder approval, amend the Stock Option Plan or an Option to: (i) increase the number of Common shares that may be issued; (ii) reduce the subscription price of an outstanding Option; (iii) extend the term of any Option beyond its expiry date or allow for an expiry date to be greater than ten years; (iv) allow non-permitted assignments or exercises of Options; (v) expand the persons entitled to participate in the Stock Option Plan; or (vi) provide for other types of equity-based compensation.
In 2007, we obtained the approval of our Shareholders to make certain amendments to the Stock Option Plan which included, amending the amendment provision to specify the circumstances in which Shareholder approval is or is not required for an amendment to the Stock Option Plan. In 2008 and 2010, our Board made housekeeping amendments to the Stock Option Plan to (i) clarify provisions related to retirement, disability or death, and (ii) clarify provisions related to withholding taxes, respectively.
In 2016, we obtained approval of our Shareholders to amend the Stock Option Plan to increase by 750,000 the number of Common shares that may be issued under Options and to restrict other forms of amendment without Shareholder approval. At the special meeting of Shareholders held on January 19, 2021 to approve the Norbord Acquisition, the Shareholders approved a further increase of 1,000,000 Common shares to the maximum number of Common shares that may be issued on the exercise of Options under the Stock Option Plan.
On February 15, 2022, the Board amended the Stock Option Plan to provide that (a) cash value would be determined using the VWAP as at the trading day prior to the date of exercise; and (b) for Options granted to U.S. residents, Shares will be issued and cash settled in U.S. dollars with the fair market value on settlement referencing the VWAP on the NYSE.

A total of 170,144 Options were granted pursuant to the Stock Option Plan during the financial year ended December 31, 2024 and an additional 65,205 Options were granted pursuant to the Stock Option Plan in February of 2025.
In the financial year ended December 31, 2024, 16,135 outstanding Options and Replacement Options were surrendered for cash and 12,240 outstanding Options and Replacement Options were surrendered for Common shares, respectively, by the Named Executive Officers.
Description of Replacement Option Plans
In addition, the Company has adopted replacement option plans (the “Replacement Option Plans”) in connection with the Norbord Acquisition. These Replacement Option Plans exist solely to administer the Replacement Options, and no new Options may be granted thereunder following the completion of the Norbord Acquisition. The adoption of these plans did not require Shareholder approval under the policies of the TSX, as the aggregate number of Common shares issuable under them is less than 2% of the number of Common shares issued and outstanding prior to the Norbord Acquisition. Upon the exercise or expiry of all Replacement Options, the Replacement Option Plans will be terminated. As at December 31, 2024, 9,450 Common shares were issuable on the exercise of Replacement Options, the principal terms of which are set out below.
The exercise price of the Replacement Options was determined by multiplying the exercise price of the Norbord Options by the Exchange Ratio. The Replacement Options generally have a 10-year term and continue to vest under their original terms, being at an annual rate of 20% per year beginning on the first anniversary of the date of grant.
Unless otherwise determined by the Board, an option will expire immediately in the event of resignation or termination of employment with cause, within 90 days of termination of employment without cause, within six months of the death of an option holder, and in accordance with its terms on retirement. Notwithstanding the foregoing, the outstanding Norbord Options held by certain option holders will immediately vest in the event such option holders are terminated without cause or constructively dismissed within 24 months of the completion of the Norbord Acquisition.
Shareholder approval is required in respect of any amendment to the Replacement Option Plans that would: (a) increase the maximum number of Common shares issuable under such plans (other than on a corporate reorganization); (b) reduce the exercise price of Replacement Options to less than the market price of the Common shares on the date of the option grant; (c) reduce the exercise price of Replacement Options; (d) extend the expiry date for the benefit of an insider; (e) increase the maximum number of Common shares issuable to insiders under the Replacement Option Plans; or (f) amend any of the foregoing limitations.
Summary of Outstanding Options
The Options granted to each of the Named Executive Officers during the financial year ended December 31, 2024 pursuant to the Stock Option Plan were as follows:

Option Grants During 2024

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)[1]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)[2]	Expiration Date
Sean McLaren President and CEO	41,847	25	US$79.69	4,507,966	February 20, 2034
Chris Virostek Senior Vice-President, Finance and CFO	10,376	6	$107.53	1,115,731	February 20, 2034
Kevin Burke Executive Vice-President, North America Operations	8,718	5	US$79.69	939,146	February 20, 2034
Robin Lampard Senior Vice-President, Finance	7,482	4	$107.53	804,539	February 20, 2034
Alan McMeekin Senior Vice-President, Europe	5,520	3	$107.53	593,566	February 20, 2034
Notes:
1.The Exercise Price for Messrs. Virostek and McMeekin and Ms. Lampard is based on the TSX closing price and for Messrs. McLaren and Burke is based on the NYSE closing price on February 16, 2024, being the FMV on the last business day prior to the grant date.
2.The February 20, 2024 Bank of Canada exchange rate used to convert the market value of securities to CAD dollars for Messrs. McLaren and Burke is US $1.00 = CAD $1.3518.
The outstanding Options held by each Named Executive Officer that vested during the financial year ended December 31, 2024 were as follows:
Options and Replacement Options Vested During 2024

Name	Number of Options	Value ($)[1]
Sean McLaren President and CEO	7,204	151,322
Chris Virostek Senior Vice-President, Finance and CFO	9,411	213,336
Kevin Burke Executive Vice-President, North America Operations	6,944	310,302
Robin Lampard Senior Vice-President, Finance	9,004	413,889
Alan McMeekin Senior Vice-President, Europe	6,566	308,298
Notes:
1.Based on the closing price as at the date of vesting. No value is attributed to Options that have an exercise price greater than the closing price at date of vesting.
The following tables provide particulars of Options and Replacement Options held by each of the Named Executive Officers as of the Record Date with current value based on the Closing Price on the Record Date on the TSX of $114.96 or in the case of Options with a U.S. dollar exercise price, the Closing Price on the Record Date of the NYSE of US$79.52:

Sean McLaren

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)[1]	Current Value of Non-Exercisable Options ($)[1]	Expiry Date
February 20, 2017	4,700	Nil	52.95	291,447	Nil	February 20, 2027
February 16, 2018	5,700	Nil	85.40	168,492	Nil	February 16, 2028
February 15, 2019	7,145	Nil	72.11	306,163	Nil	February 15, 2029
February 14, 2020	9,270	Nil	64.50	467,764	Nil	February 14, 2030
February 17, 2021	5,808	1,452	92.79	128,763	32,191	February 17, 2031
February 18, 2022	3,540	2,360	US$97.32	Nil	Nil	February 18, 2032
February 17, 2023	2,578	3,866	US$81.42	Nil	Nil	February 17, 2033
February 20, 2024	8,370	33,477	US$79.69	Nil	Nil	February 20, 2034
February 18, 2025	Nil	30,223	US$79.69	Nil	Nil	February 18, 2035
Totals	47,111	71,378		1,362,630	32,191
Note:
1.    The February 28, 2025 Bank of Canada exchange rate used to convert the market value of exercisable and non-exercisable options to CAD dollars for Messrs. McLaren and Burke is US $1 = CAD $1.4438.
Chris Virostek

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non-Exercisable Options ($)	Expiry Date
February 16, 2018	7,565	Nil	85.40	223,621	Nil	February 16, 2028
February 15, 2019	9,705	Nil	72.11	415,859	Nil	February 15, 2029
February 14, 2020	10,070	Nil	64.50	508,132	Nil	February 14, 2030
February 17, 2021	6,904	1,726	92.79	153,062	38,265	February 17, 2031
February 18, 2022	4,174	2,780	123.63	Nil	Nil	February 18, 2032
February 17, 2023	3,128	4,686	109.42	17,329	25,960	February 17, 2033
February 20, 2024	2,076	8,300	107.53	15,425	61,669	February 20, 2034
February 18, 2025	Nil	5,106	113.01	Nil	9,957	February 18, 2035
Totals	43,622	22,598		1,333,428	135,852

Kevin Burke

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)[2]	Current Value of Non-Exercisable Options ($)[2]	Expiry Date
November 11, 2019[1]	4,050	Nil	56.00	238,788	Nil	November 11, 2029
February 17, 2021	2,098	1,049	92.79	46,513	23,256	February 17, 2031
February 18, 2022	2,616	1,744	US$97.32	Nil	Nil	February 18, 2032
February 17, 2023	1,948	2,919	US$81.42	Nil	Nil	February 17, 2033
February 20, 2024	1,744	6,974	US$79.69	Nil	Nil	February 20, 2034
February 18, 2025	Nil	4,279	US$79.69	Nil	Nil	February 18, 2035
Totals	12,456	16,965		285,301	23,256
Notes:
1.    Option Grant Date reflected represents the original grant date of the Norbord Options. The Replacement Options were issued under the Replacement Option Plans, which were adopted by the Company on closing of the Norbord Acquisition.
2.    The February 28, 2025 Bank of Canada exchange rate used to convert the market value of exercisable and non-exercisable options to CAD dollars for Messrs. McLaren and Burke is US $1 = CAD $1.4438
Robin Lampard

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)[2]	Current Value of Non-Exercisable Options ($)[2]	Expiry Date
November 11, 2019[1]	5,400	Nil	56.00	318,384	Nil	November 11, 2029
February 17, 2021	4,227	1,409	92.79	93,713	31,238	February 17, 2031
February 18, 2022	3,164	2,108	123.63	Nil	Nil	February 18, 2032
February 17, 2023	2,282	3,419	109.42	12,642	18,941	February 17, 2033
February 20, 2024	1,497	5,985	107.53	11,123	44,469	February 20, 2034
February 18, 2025	Nil	3,138	113.01	Nil	6,119	February 18, 2035
Totals	16,570	16,059		435,862	100,766
Notes:
1. Option Grant Date reflected represents the original grant date of the Norbord Options. The Replacement Options were issued under the Replacement Option Plans, which were adopted by the Company on closing of the Norbord Acquisition.

Alan McMeekin

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non-Exercisable Options ($)	Expiry Date
November 11, 2019[1]	8,100	Nil	56.00	477,576	Nil	November 11, 2029
February 17, 2021	3,652	913	92.79	80,965	20,241	February 17, 2031
February 18, 2022	2,295	1,530	123.63	Nil	Nil	February 18, 2032
February 17, 2023	1,678	2,514	109.42	9,296	13,928	February 17, 2033
February 20, 2024	1,104	4,416	107.53	8,203	32,811	February 20, 2034
February 18, 2025	Nil	2,311	113.01	Nil	4,506	February 18, 2035
Totals	16,829	11,684		576,040	71,486
Notes:
1. Option Grant Date reflected represents the original grant date of the Norbord Options. The Replacement Options were issued under the Replacement Option Plans, which were adopted by the Company on closing of the Norbord Acquisition.

RS Units and PS Units
Beginning in 2010, our Board has approved annual grants of RS Units and/or PS Units (collectively, “Units”) to Named Executive Officers and other employees pursuant to the Phantom Share Unit Plan. The Phantom Share Unit Plan and Units are described in the Report on Executive Compensation under the heading “Phantom Share Unit Plan”. There were no RS Units granted to Named Executive Officers from 2020 through 2024.
The Units granted to each of the Named Executive Officers during the financial year ended December 31, 2024 were as follows:

Equity-Based Grants During 2024

Name	Number of Units Granted[1] PSUs[2]	% of Total Units Granted to Employees in the Current Year PSUs	Aggregate Market Value of Units on Date of Grant ($) PSUs[3]	Aggregate Market Value of Units at December 31, 2024 ($) PSUs[4]
Sean McLaren President and CEO	15,572	24.6	1,674,457	1,939,493
Chris Virostek Senior Vice-President, Finance and CFO	3,860	6.1	415,066	480,763
Kevin Burke Executive Vice-President, North American Operations	3,244	5.1	348,827	404,040
Robin Lampard Senior Vice-President, Finance	2,785	4.4	299,471	346,872
Alan McMeekin Senior Vice-President, Europe	2,055	3.2	220,974	255,950
Notes:
1.    No RS Units were issued during 2024.
2.    PS Units.
3.    Based on the closing price of $107.53 on the last business day prior to February 20, 2024.
4.    Based on the closing price of $124.55 on December 31, 2024.
The following table provides particulars of Units held by each of the Named Executive Officers as of December 31, 2024:

	Vesting 2025[1]	Vesting 2026[1]	Vesting 2027[1]	Value as at December 31, 2024[2] ($)
Name	PSUs	PSUs	PSUs	PSUs
Sean McLaren President and CEO	2,540	2,996	15,572	2,629,001
Chris Virostek Senior Vice-President, Finance and CFO	2,990	3,634	3,860	1,305,782
Kevin Burke Executive Vice-President, North American Operations	1,885	2,263	3,244	920,674
Robin Lampard Senior Vice-President, Finance	2,265	2,651	2,785	959,160
Alan McMeekin Senior Vice-President, Europe	1,645	1,950	2,055	703,708
Notes:
1.Does not include PSUs to be credited under the Phantom Share Unit Plan as a result of dividends on the Common shares.
2.Based on the closing price of $124.55 on December 31, 2024. No RS Units of the Company were issued for these years.

The Units held by each of the Named Executive Officers that vested during the financial year ended December 31, 2024 were as follows:
Equity-Based Awards Vested During 2024

	Number of PSUs[1] vested	Value of PSUs[2] paid ($)
Sean McLaren President and CEO	3,177	685,656
Chris Virostek Senior Vice-President, Finance and CFO	3,755	810,422
Kevin Burke Executive Vice-President, North American Operations	2,281	492,324
Robin Lampard Senior Vice-President, Finance	3,062	660,927
Alan McMeekin Senior Vice-President, Europe	1,989	429,294
Notes:
1.    PS Units granted during 2021 plus additional Units credited under the Phantom Share Unit Plan as a result of dividends on the Common shares and rounded for presentation to the nearest whole number of PS Units.
2.    The value paid in 2024 was based on $107.917 per unit for PS Units and a performance multiplier of 2.00 for PS Units. Numbers may not add up due to rounding.
Pension Plans
The majority of our full time salaried employees are covered by non-contributory defined benefit pension plans.
For those salaried employees whose employment began before 2016, the plans provide a pension equal to 2% of the highest average compensation (which includes base salary and bonuses) of the employee for any consecutive 60-month period in that employee’s final 10 years with us, multiplied by the number of years of credited service with us. Normal retirement is at age 65. In accordance with applicable tax legislation, these plans allow for additional years of credited service until a continuing employee reaches age 71. Each of these pension plans allows for early retirement at age 55 with a minimum service requirement of two years. Benefits provided for early retirement are reduced by 4% per year for retirement between the ages of 55 and 57 and by 3% per year for retirement between the ages of 58 and 59. No reduction is made for retirement between the ages of 60 and 64.
On January 1, 2016, we introduced a new non-contributory defined benefit pension plan for salaried employees whose employment begins on or after that date. Changes from the existing plans include a pension based on the employee’s average annual salary over the final 10 years with us, as well as the elimination of early retirement benefits so that full pension benefits are only achieved on retirement at age 65 or over. In accordance with applicable tax legislation, this new plan also allows for additional years of credited service until a continuing employee reaches age 71.

On January 1, 2022 the Canadian salaried defined benefit pension plans closed to new entrants. New salaried employees are enrolled in a defined contribution pension plan with an 8% employer contribution along with 100% matching contributions for the first 3% of employee contributions. At the same time in the U.S., the 401(k) plan for salaried lumber employees, OSB corporate employees and non-union hourly employees will provide a 3% non-elective retirement contribution, along with 100% matching employer contributions on the first 5% an employee contributes to the plan.
Defined Benefit Pension Plans
The estimated annual pension payable upon retirement under the defined benefit pension plans, assuming employment began before 2016, no reduction for early retirement and based on the standard form life annuity for a minimum of 60 months with no joint survivor pension, is as follows:
Estimated Annual Benefits Payable upon Retirement

Annual Compensation	Years of Service
	15 Years	20 Years	25 Years	30 Years
$400,000	$120,000	$160,000	$200,000	$240,000
$500,000	$150,000	$200,000	$250,000	$300,000
$600,000	$180,000	$240,000	$300,000	$360,000
$700,000	$210,000	$280,000	$350,000	$420,000
$800,000	$240,000	$320,000	$400,000	$480,000
$900,000	$270,000	$360,000	$450,000	$540,000
$1,000,000	$300,000	$400,000	$500,000	$600,000
$1,100,000	$330,000	$440,000	$550,000	$660,000
$1,200,000	$360,000	$480,000	$600,000	$720,000
$1,300,000	$390,000	$520,000	$650,000	$780,000
$1,400,000	$420,000	$560,000	$700,000	$840,000
$1,500,000	$450,000	$600,000	$750,000	$900,000
Compensation for the purposes of the pension plans, based on employment beginning before 2016, is defined as the average annual compensation, including salary and bonus, of the highest consecutive 60-month period in the last 10 years’ service with the Company.
The benefits listed in the table are not subject to any deduction for Canada Pension Plan or other offset amounts.

The table below sets forth the accumulated defined benefit under our pension plans for the Named Executive Officers as at December 31, 2024.

Name	Number of years credited service (#)	Annual benefits payable[1] ($)		Opening present value of defined benefit obligation[2] ($)	Compensatory change[3] ($)	Non-compensatory change[4] ($)	Closing present value of defined benefit obligation[2] ($)
		At year end	At age 65
Sean McLaren President and CEO	36.5	554,700	689,400	6,800,000	6,718,700	215,000	13,733,800
Chris Virostek Senior Vice-President, Finance and CFO	7.7	120,900	326,300	1,162,600	149,200	30,500	1,342,300
Kevin Burke Executive Vice-President, North American Operations	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robin Lampard Senior Vice-President, Finance	9.75	44,287	44,287	491,018	Nil	40,529	531,547
Alan McMeekin Senior Vice-President, Europe	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Notes:
1.    Represents the estimated annual pension, excluding any employee paid ancillary benefits, where applicable, that would be received by the Named Executive Officer upon retirement at age 65 based on actual pensionable earnings at December 31, 2023. The annual pension payable at year end is based on actual credited service at December 31, 2024. The annual pension at age 65 is based on credited service projected to age 65. In accordance with applicable tax legislation, our pension plans allow for additional years of credited service until a continuing employee reaches age 71.
2.    The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the consolidated financial statements.
3.    Compensatory change represents the change in the pension liability related to the annual service cost, actual and assumed future compensation changes and the impact of plan changes, if any. The pension value is calculated based on the Company’s best estimate of future events that affect pension liabilities, including assumptions about future salary adjustments and bonuses, and is reflected in the pension value for the Named Executive Officers. Pension values will increase in those years where there has been a significant salary increase. Pension values will also be affected by changes in future compensation assumptions and in particular in those years where such assumptions have been updated following periodic reviews of the underlying pension plans and their associated liabilities.
4.    Non-compensatory change includes items such as interest on the obligation and the impact of changes in the discount rate assumption.
The estimated years of credited service under the defined benefit pension plans at the normal retirement age of 65 for each Named Executive Officer is set out below. We have not granted on a discretionary basis any additional years of credited service to our Named Executive Officers in excess of their actual years of service.

Name	Estimated Years of Credited Service (as of December 31, 2024)
Sean McLaren President and CEO	45
Chris Virostek Senior Vice-President, Finance and CFO	23
Kevin Burke Executive Vice-President, North American Operations	Not applicable[1]
Robin Lampard Senior Vice-President, Finance	10[2]
Alan McMeekin Senior Vice-President, Europe	Not applicable[1]
Note:
1.    Mr. Burke and Mr. McMeekin are not members of a defined benefit pension plan.
2.    The years of credited service for Ms. Lampard reflect her accrued services in the defined benefit pension plan for Norbord. Ms. Lampard ceased participating in the Norbord defined benefit pension plan effective January 1, 2006 and her service in that plan is frozen at 10 years.

Defined Contribution Pension Plans
The following table shows the value of investments held by the NEOs participating in the Company’s defined contribution pension plans:

Name	Accumulated Value at December 31, 2023 ($)	Total Compensatory Change ($)[1]	Accumulated Value at December. 31, 2024 ($)
Robin Lampard[2] Senior Vice-President, Finance	1,528,307	48,909	1,800,275
Kevin Burke[3] Executive Vice-President, North American Operations	2,152,198	55,285	2,605,959
Notes:
1.    These amounts represent employer contributions to the Company’s defined contribution pension plans.
2.    Ms. Lampard, as a member accruing benefits under the defined contribution pension plan, is no longer eligible to contribute to the flex component of the defined benefit pension plan but has outstanding balances from her participation prior to 2006 that are included in the table.
3.    Mr. Burke’s accumulated values and compensatory change have been converted to Canadian dollars. The exchange rate used to convert this U.S. dollar compensation was the Bank of Canada’s average US/CAD exchange rate for the fiscal year (2024 = 1.3698). The accumulated values shown include Mr. Burke’s personal salary and bonus allocation equivalent to CAD$ $34,553 into a deferred compensation plan.

Mr. McMeekin is not a member of a defined contribution plan. The Company contributes up to 15% of Mr. McMeekin’s gross earnings into his retirement plan, which is a combination of the self-invested personal pension plan (SIPP) and an individual savings account (ISA).

Severance and Change of Control Agreements

On November 9, 2020, Norbord entered into a letter agreement with Ms. Lampard, providing for severance entitlements in the event that (i) Norbord (or its successor) or any of its affiliates terminated their employment on a without cause basis or such individual resigns in circumstances constituting constructive dismissal within 24 months following the Norbord Acquisition or other change of control transaction, or (ii) in connection with the consummation of the Norbord Acquisition or other change of control transaction, Norbord (or its successor) or any of its affiliates does not offer such individual a comparable position. Upon such event, the individual is entitled to receive an amount equal to the product of (a) one month per full year of employment with Norbord, and (b) the sum of (i) 1/12th of the individual’s base salary at the rate in effect on the termination date, and (ii) 1/12th of the average of the individual’s annual bonus earned in respect of the three most recently completed years prior to the termination date, less all applicable taxes, deductions and withholdings; provided that (a) is no less than 12 months or greater than 24 months. The Norbord Acquisition constituted a change of control of Norbord for the purposes of these agreements. The Company and Ms. Lampard agreed to one-year extensions of the foregoing agreement in 2023, 2024 and in 2025.

Other than as described above and pension and retirement benefits described elsewhere in this Circular, the Company does not have any agreements with its Named Executive Officers that provide for payments following or in connection with any termination (whether voluntary, involuntary or constructive) or a change in control of the Company.
Directors’ Compensation and Holdings
For a description of retainers and fees payable to Directors, actual compensation paid during 2024 and securities held by Directors, see “Information regarding Nominees for Election as Directors - Director Compensation”.
Interest of Informed Persons in Material Transactions
No informed person of the Company (which includes our Directors and officers and persons who own or control securities carrying 10% or more of the voting rights attached to all of our voting securities) or any associate or affiliate of any informed person has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.
Indebtedness of Directors, Officers and Employees
The following table sets out the aggregate indebtedness outstanding to us from our employees and former employees as at the Record Date. We do not make loans to our Directors or officers. During 2024, no loans were outstanding to persons who were Directors or officers during 2024 or to any of our former Directors or officers, or their associates.

AGGREGATE INDEBTEDNESS
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	Nil	Nil
Employee loans	US$248,710	Nil
Securities Authorized for Issuance under Equity Compensation Plans
The following table provides information with respect to securities authorized for issuance under equity compensation plans that permit issuance from treasury as at December 31, 2024.

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by Shareholders	649,950	97.81	623,431
Equity compensation plans not approved by Shareholders[1]	40,237	56.84	Nil
Total	690,187	95.42	623,431
Notes:
1.    In connection with the Norbord Acquisition, the Company adopted the Replacement Option Plans, pursuant to which the Company has issued Replacement Options. Upon the exercise or expiry of all such Replacement Options, the Replacement Option Plans will be terminated.

ADDITIONAL INFORMATION
Additional information (including financial information) relating to us can be found in our Annual Report, which includes our audited financial statements for the years ended December 31, 2024 and 2023 and the accompanying audit report and management’s discussion and analysis and in our Annual Information Form. The Annual Report and Annual Information Form are on our website at www.westfraser.com and can also be found under our profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Copies of the Annual Report and the relevant portion of any documents incorporated by reference in the Annual Report, the Annual Information Form, as well as additional copies of this Circular, may be obtained upon request to Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development, 885 West Georgia Street, Suite 1500, Vancouver, B.C., V6C 3E8 or by emailing to shareholder@westfraser.com.
DATED at Vancouver, B.C., March 6, 2025.
BY ORDER OF THE BOARD

/s/ Sean P. McLaren
Sean McLaren
President and Chief Executive Officer